Exhibit 99.8

REDACTED

AGREEMENT TO ASSIGN AN OPTION TO ACQUIRE REAL ESTATE

THIS AGREEMENT TO ASSIGN AN OPTION TO ACQUIRE REAL ESTATE (this “Agreement”) is made and entered into effective as of June 6, 2021 (“Effective Date”) by and between GLASS INVESTMENTS PROJECTS, INC., a Delaware corporation (“GIPI”), and GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”), as the designee of GH GROUP, INC., a Delaware corporation (“Glass House”) and MERCER PARK BRAND ACQUISITION CORP, a British Columbia corporation (“Mercer Park”, and together with Glass House, “GH/MPBAC”).

R E C I T A L S

A.           CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), and CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “CEFF Parties”) are the owners of the California Option Assets (as defined in the California Option Agreement (as defined below)), including, without limitation, that certain real property located in the County of Ventura, State of California and more particularly described on Exhibit A attached hereto and incorporated herein (together with fixtures and improvements located thereon, the “Real Property”).

B.            Pursuant to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and among the CEFF Parties and GIPI (the “Original California Option Agreement”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”), (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”), (iii) the Third Amendment to Option Agreement (California Option Assets) made effective as of March 21, 2021 (“Third Amendment”), (iv) the Fourth Amendment to Option Agreement (California Option Assets) made effective as of March 24, 2021 (“Fourth Amendment”), and (v) the Fifth Amendment to Option Agreement (California Option Assets) made effective as of March 26, 2021 (“Fifth Amendment”) (as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment, collectively, the “California Option Agreement”), GIPI owns an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the Real Property and other California Option Assets, the “Option Rights”).

C.            Before the Effective Date, GIPI exercised the Option via a letter bearing a date of February 20, 2021, and which was delivered to the CEFF Parties pursuant to Section 2.3 of the California Option Agreement (the “Exercise Notice”). The Exercise Notice has been signed by the CEFF Parties to acknowledge, among other things, that GIPI has validly exercised the Option in accordance with the California Option Agreement.

D.            Before the Effective Date, GH/MPBAC and GIPI entered into that certain letter agreement made as of February 13, 2021 (the “Camarillo Acquisition Agreement”), pursuant to which, among other things, (i) GIPI agreed to sell the Option Rights to GH/MPBAC or Purchaser, and (ii) in acknowledgment of the Camarillo Acquisition Agreement being an interim agreement, GH/MPBAC and GIPI agreed to negotiate and document, for the transactions contemplated by the Camarillo Acquisition Agreement, the terms and conditions of the Definitive Agreements (as defined in the Camarillo Acquisition Agreement), including this Agreement.

E.            The CEFF Parties, as seller, and Purchaser (as GIPI’s assignee), as buyer, have negotiated and entered into a definitive purchase and sale agreement for the Real Property (the “Definitive Property PSA”) and other related agreements and instruments for the transactions contemplated by the California Option Agreement (such other agreements and instruments are, collectively with the Definitive Property PSA, the “Definitive Property Agreements”).

F.            Concurrent with the execution and delivery of this Agreement, Mercer Park and GIPI shall have entered into that certain Earnout Agreement (the “Earnout Agreement”) to provide for the definitive terms and conditions pursuant to which GIPI will be entitled to earn and receive the Earnout Shares (as defined below); provided, however, that the Earnout Agreement shall be effective only upon the Closing.

G.            At the Closing, the Purchaser and the Designee shall enter into that certain Consulting Agreement (“Consulting Agreement”) attached as Exhibit F hereto and the Purchaser and the Successor Tenant shall enter into an Agricultural Lease (“Agricultural Lease”) in a form mutually acceptable to the Parties.

H.            GIPI and Purchaser desire to enter in this Agreement to provide for the definitive terms and conditions under which Purchaser will acquire the Option Rights.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GIPI and Purchaser (each herein sometimes called a “Party” and jointly the “Parties”) hereby agree as follows:

1.            Incorporation of Recitals. The above recitals are hereby incorporated in and made a part of this Agreement as fully as if set forth herein.

2.            Certain Defined Terms. As used herein, the following defined terms shall have the meanings set forth in this Section 2.

2.1           “actual knowledge” or words of similar import shall mean, with respect to GIPI, actual knowledge of Designee or Danny Ben-Yosef, in each case with no duty of inquiry or investigation.

2.2           “Additional Deposit” shall have the meaning set forth in Section 4.2 hereof.

2.3           “Agreement” shall have the meaning set forth in the prefatory paragraph of this Agreement.

2.4           “Assignment of Option Agreement” shall have the meaning set forth in Section 10.1 hereof.

2.5           “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday in the State of California.

2.6           “California Option Agreement” shall have the meaning set forth in Recital B hereof.

2.7           “California Option Assets” shall have the meaning set forth in the California Option Agreement.

2.8           “Cannabis Use” shall have the meaning set forth in Section 12.11 hereof.

2.9           “CEFF Parent” shall have the meaning set forth in Recital A hereof.

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2.10	“Closing” shall have the meaning set forth in Section 5.1 hereof.

2.11	“Closing Shares” shall have the meaning set forth in Section 5.1 hereof.

2.12         “Closing Entitlement Condition” means the occurrence of all of the following to the extent required by, and subject to, the terms imposed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California:

(a) the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all entitlements, approvals, licenses and permits necessary for the operation of the entire Real Property [Redacted] as defined by the Ventura County Pilot Cannabis Cultivation Program (Chapter 5 of Division 2 of the Ventura County Code of Ordinances) or applicable California state rules and regulations (collectively, "Cannabis Use"), and the annual or other periodic renewal or re-issuance of such entitlements, approvals, licenses and permits as required under applicable law or regulations on or before the Section 8.4 Expiration Date;

(b) the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all discretionary entitlements, approvals and permits necessary for the construction and completion of improvements to the Real Property in accordance with those conceptual plans of Purchaser or Mercer Park attached hereto as Exhibit E, and the annual or other periodic renewal or re-issuance of such entitlements, approvals, licenses and permits as required under applicable law or regulations on or before the Section 8.4 Expiration Date; and

(c) in the event of any timely made appeal or legal challenge being pursued (whether by administrative appeal, lawsuit or otherwise) with respect to the issuance, renewal or re-issuance of one or more of the above-described entitlements, approvals and permits (each, an "Entitlement Appeal"), upon the final resolution of any such challenge in favor of Purchaser (whether by final judgment, dismissal with prejudice, dismissal of any appeal, settlement or otherwise).

2.13         “Contingency Period” shall mean the period that began on the Trigger Date and ends at 5:00 p.m., Pacific Time, on March 22, 2021; provided, however, that if the corresponding contingency period under the California Option Agreement or Definitive Property PSA is hereafter extended at any time or from time to time, then the Contingency Period shall, without any further act or notice to or from any Party hereto, be deemed automatically extended to be coterminous with the extended contingency period under the California Option Agreement or Definitive Property PSA, as the case may be.

2.14         “Control” shall mean, with respect to an entity that is a corporation, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the shares of such corporation, or the ability to exercise a veto, and, with respect to any other entity or any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled person or entity through any means. “Controlling” and “Controlled” have meanings correlative thereto.

2.15         “Definitive Agreements” shall have the meaning set forth in the Camarillo Acquisition Agreement.

2.16         “Definitive Property Agreements” shall have the meaning set forth in Recital E hereof.

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2.17	“Definitive Property PSA” shall have the meaning set forth in Recital E hereof.

2.18	“Designee” shall have the meaning set forth in Section 12.1.2 hereof.

2.19	“Due Diligence Materials” shall have the meaning set forth in Section 8.2 hereof.

2.20	“Earnout Agreement” shall have the meaning set forth in Recital F hereof.

2.21	“Earnout Shares” shall have the meaning set forth in Section 5.2 hereof.

2.22	“Effective Date” shall mean the date of this Agreement.

2.23        “Entitlement Condition” means the occurrence of the following, but in all cases (A) solely with respect to the events and conditions discovered by Purchaser during the Contingency Period and identified in a writing delivered to GIPI, and (B) to the extent required by, and subject to, the terms imposed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California, (y) but expressly excluding: (1) the terms set forth in Measure O approved by Ventura County ballot referendum on November 3, 2020, inclusive of SOAR (Save our Agricultural Resources), and (2) and notices of violations (or similar type notices, orders or requests) that relate to the Real Property and are the responsibility of the CEFF Parties to correct or remediate, and (z) subject to Section 11, 11.1 and 11.2:

(a) the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all entitlements, approvals, licenses and permits necessary for the operation of the entire Real Property (i.e. 5 million square feet of existing greenhouses and all existing packing facilities) for Cannabis Use, and the annual or other periodic renewal or re-issuance of such entitlements, approvals, licenses and permits as required under applicable law or regulations on or before the Section 8.4 Expiration Date;

(b) subject to the other provisions of this Agreement (including Section 11.2), the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all discretionary entitlements, approvals and permits necessary for the construction and completion of improvements to the Real Property in accordance with those conceptual plans of Purchaser or Mercer Park attached hereto as Exhibit E, and the annual or other periodic renewal or re-issuance of such entitlements, approvals, licenses and permits as required under applicable law or regulations on or before the Section 8.4 Expiration Date; and

(c) in the event of any timely made appeal or legal challenge being pursued (whether by administrative appeal, lawsuit or otherwise) with respect to the issuance, renewal or re-issuance of one or more of the above-described entitlements, approvals and permits set forth in this Section 2.23 (each, an "Entitlement Appeal"), upon the final resolution of any such challenge in favor of Purchaser (whether by final judgment, dismissal with prejudice, dismissal of any appeal, settlement or otherwise).

2.24        “Environmental Laws” means any and all federal, state and local statutes, ordinances, orders, rules, regulations, guidance documents, judgments, government authorizations or, any other requirements of governmental agencies as may present exist or as may be hereafter amended or supplemented or enacted prior to the Closing, relating to the presence, release, generation, use, handling, treatment, storage, transportation or disposal of Hazardous Materials or the protection of the environment or human, plant or animal health, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C.A. §9601), the Hazardous Materials Transportation Act (49 U.S.C. §1801 et. seq.), the Resource Conservation Recovery Act (42 U.S.C. §6901 et. seq.), the Federal Water Pollution Control Act (33 U.S.C. §1251 et. seq.), the Clean Air Act 42 U.S.C. §7401 et. seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et. seq.), the Oil Pollution Act (33 U.S.C. §2701 et. seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. §11001 et. seq.), the Reporter-Cologne Water Quality Control Act (Cal. Water Code §13020 et seq.), the Safe Drinking Water and Toxic Enforcement Act of 1986 (Cal. Health & Safety Code §25249.5 et seq.), the Hazardous Waste Control Act (Cal. Health ;& Safety Code §25100 et seq.) the Hazardous Materials Release Response Plans & Inventory Act (Cal. Health & Safety Code §25500 et seq.) and the Carpenter-Presley-Tanner Hazardous Substances Account Act (Cal. Health & Safety Code §25300 et seq.) and the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials), and any state or local counterparts or equivalents to any of the foregoing.

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2.25	“Escrow Holder” shall mean [Redacted].

2.26	“Exercise Notice” shall have the meaning set forth in Recital C hereof.

2.27         “Fraud” shall mean any intentional fraudulent conduct or omission. For the avoidance of doubt, the mere failure to disclose material conditions, events or circumstances that GIPI did not have actual knowledge of (even if the same should reasonably have been known to GIPI) shall not, in and of itself, constitute Fraud.

2.28	“GH/MPBAC” means, collectively, Glass House and Mercer Park.

2.29	“GIPI” means Glass Investments Projects, Inc., a Delaware corporation.

2.30         “GIPI Affiliates” shall mean, collectively, any person or entity that Controls or Controlled, or is or has been Controlled by, or is or has been under common Control with, GIPI or Designee. For purposes hereof, however, GIPI Affiliates shall not include either of the CEFF Parties and HUSHI and/or its Affiliates shall only be considered a GIPI Affiliate with respect to such periods that GIPI had Control over HUSHI or such Affiliate of HUSHI.

2.31	“Glass House” has the meaning set forth in the prefatory paragraph of this

Agreement.

2.32         “Hazardous Materials” means “Hazardous Substance,” “Pollutant or Contaminant,” and “Petroleum” and “Natural Gas Liquids,” as those terms are defined or used in Section 101 of CERCLA, and any other substances regulated because of their effect or potential effect on public health and the environment, including, without limitation, PCBs, lead paint, asbestos, urea formaldehyde, radioactive materials, putrescible, and infectious materials.

2.33	“HUSHI” means Houweling US Holdings, Inc., a Delaware corporation.

2.34	“HUSHI Election Notice” shall have the meaning set forth in Section 3.2 hereof.

2.35	“HUSHI Rights” shall have the meaning set forth in Section 3.2 hereof.

2.36	“Initial Deposit” shall have the meaning set forth in Section 4.1 hereof.

2.37         “Laws” means any United States federal, state, local or non-United States statute, law, ordinance, regulation, directive, rule, code, order, ordinance (including zoning), executive order or decrees, edicts or binding interpretation by a governmental agency or other requirement or rule of law, including the common law.

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2.38         “Lockup Agreement” means a lockup agreement between Mercer Park and GIPI (or GIPI Shares Designee), which restricts the sale of (i) fifty percent (50%) of each of the Closing Shares and the Earnout Shares for a period of six (6) months following the respective dates of issuance and (ii) the remaining fifty percent (50%) of each of the Closing Shares and the Earnout Shares for a period of twelve (12) months following the respective issuance date, and contains such other terms and conditions typically found in customary lockup agreements. For the avoidance of doubt, for purposes only of any restrictions set forth in the Lockup Agreement with respect to the ability of GIPI (or GIPI Shares Designee) to sell, transfer or assign the Contingent Shares, the Contingent Shares, once and to the extent actually issued to GIPI or GIPI Shares Designee pursuant to and in accordance with Section 8.4, Section 8.6, Section 8.8, Section 9.2 and Section 12.1.8, shall be deemed to have been issued on the same date as the Closing Shares are issued.

2.39         “Market Value” means the volume weighted average price per share of Mercer Park’s Class A restricted voting shares (listed on Mercer Park’s primary securities exchange) for the twenty (20) consecutive trading days immediately prior to the date on which such value is to be applied pursuant to the terms of this Agreement.

2.40         “Mercer Park” has the meaning set forth in the prefatory paragraph of this Agreement.

2.41         “Option Escrow Agreement” shall have the meaning set forth in Section 4.1 hereof.

2.42	“Option Rights” shall have the meaning set forth in Recital B hereof.

2.43	“Party” shall mean either GIPI or Purchaser.

2.44	“Parties” shall mean GIPI and Purchaser.

2.45         “Property Escrow Agreement” shall mean that certain Deposit Escrow Agreement (California Option Agreement) dated February 20, 2021 by and among Purchaser, CEFF Parties and Escrow Holder.

2.46	“Real Property” shall have the meaning set forth in Recital A hereof.

2.47         “Side Letter” means that certain letter agreement bearing a date of February 20, 2021, and made by and between GH/MPBAC and GIPI in connection with the Camarillo Acquisition Agreement.

2.48         “Title Company” mean Orange Coast Title (Santa Ana, California office).; provided, however, that if Purchaser determines that a change in Title Company is necessary for the issuance of any title policies contemplated by this Agreement, then Purchaser shall designate a new Title Company and provide notice thereof to GIPI.

2.49	“Transactions” shall have the meaning set forth in Section 5.1 hereof.

2.50	“Trigger Date” shall mean February 22, 2021.

3.	Purchase and Sale of Option Rights; HUSHI Rights.

3.1           Agreement to Assign. Subject to the terms and conditions set forth in this Agreement, GIPI hereby agrees to assign and sell to Purchaser, and Purchaser agrees to assume and purchase from GIPI, all Option Rights.

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3.2           Exercise of HUSHI Rights. With respect to the rights of GIPI to acquire HUSHI as set forth in Section 3 of the First Amendment (such rights, being the “HUSHI Rights”), Purchaser shall notify GIPI prior to the expiration of the Contingency Period (as defined in the Camarillo Acquisition Agreement) whether Purchaser elects to acquire the HUSHI Rights. If, prior to the expiration of the Contingency Period, Purchaser notifies GIPI that Purchaser elects to acquire the HUSHI Rights as part of its acquisition of the Option Rights hereunder (the “HUSHI Election Notice”), then the HUSHI Rights shall be deemed part of the Option Rights for all purposes hereunder, for no additional consideration or compensation to GIPI. If Purchaser fails, for any reason, to deliver the HUSHI Election Notice to GIPI prior to the expiration of the Contingency Period, then as covenants that shall survive the Closing: (i) the HUSHI Rights shall not be part of the Option Rights; (ii) neither Purchaser nor GH/MPBAC shall have any liabilities or obligations relating to the HUSHI Rights; and (iii) the HUSHI Rights shall belong to GIPI. Notwithstanding anything to the contrary herein, in no event shall GIPI have an obligation, or be required, to exercise the [Redacted] (as defined in the California Option Agreement). For the avoidance of doubt, neither Purchaser nor GH/MPBAC shall be entitled to exercise the [Redacted] and the parties agree that the [Redacted] shall remain an asset of [Redacted]. In connection therewith, GIPI agrees to ensure that [Redacted] does not and will not act, nor omit to act, with respect to the [Redacted] in such a way as (x) to cause GIPI or Purchaser to breach the California Option Agreement, or (y) to otherwise adversely affect, in any material respect, the rights or remedies of Purchaser under the California Option Agreement; provided that the exercise by [Redacted] of the [Redacted] or the assignment by [Redacted] to a third party of the [Redacted], each in accordance with the terms and condition of the [Redacted] (as defined in the CA Option Agreement), will not be considered, in and of itself, to be a violation of Section 3.2(y) hereof.

4.	Deposit; Purchaser’s Termination Right During Contingency Period.

4.1           Initial Deposit. Pursuant and subject to the terms of that certain Deposit Escrow Agreement (Camarillo Acquisition Agreement) dated February 20, 2021 by and among Purchaser, GIPI and Escrow Holder (the “Option Escrow Agreement”), [Redacted], on behalf of Purchaser, delivered to Escrow Holder on February 22, 2021 an earnest money deposit in the amount of Two Million and 00/100 Dollars ($2,000,000.00) (the “Initial Deposit”). All references to “$” in this Agreement are to U.S. dollars unless otherwise expressly stated to the contrary.

4.2           Additional Deposit. Provided this Agreement is in effect and has not been terminated as of the expiration of the Contingency Period, then no later than three (3) Business Days after the expiration of the Contingency Period, Purchaser shall deliver to Escrow Holder an additional earnest money deposit in the amount of Eight Million and 00/100 Dollars ($8,000,000.00) (the “Additional Deposit”, and together with the Initial Deposit, the “Deposit”). From and after the delivery of the Additional Deposit to Escrow Holder, the entire Deposit shall be non-refundable except as provided to the contrary in this Agreement or in the Definitive Property PSA.

4.3           Application of Deposit. The earnest money deposit required under Section 2.3 of the California Option Agreement will be funded by the Deposit, and the Deposit will be refundable as provided by this Agreement or the Option Escrow Agreement. No portion of the Deposit shall be applied to the payment of the consideration specified in Section 5 of this Agreement. The Deposit, however, will be fully applied against the Purchase Price (as defined in the Definitive Property PSA) for the Real Property if the Closing occurs under this Agreement and the corresponding closing occurs under the Definitive Property PSA. Notwithstanding the foregoing or anything in this Agreement that may be construed to the contrary (and as a covenant that shall survive the termination of this Agreement), if the Closing under this Agreement fails to occur (i) for any reason other than due to the fault or willful acts of Purchaser in material violation of this Agreement or (ii) because of the failure of any one or more of the Purchaser Closing Conditions (as defined below) to be satisfied, then the Deposit will be fully and promptly refunded to Purchaser to the extent that Purchaser is entitled to have the Deposit returned to Purchaser under the terms of the California Option Agreement, Property Escrow Agreement or Definitive Property PSA.

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4.4           Purchaser’s Termination Right. If, prior to the expiration of the Contingency Period, Purchaser notifies GIPI that Purchaser has elected (for any or no reason and in Purchaser’s sole and absolute discretion) not to proceed with the Transactions (the “CP Termination Notice”), then this Agreement shall terminate concurrently with Purchaser’s delivery of the CP Termination Notice, in which event (i) each Party shall have no further liability or obligation to the other (other than any liabilities or obligations that, by the express terms of this Agreement, are provided to survive the termination of this Agreement), (ii) as a covenant that shall survive any termination of this Agreement pursuant to this Section 4.4, the Initial Deposit shall be immediately returned to Purchaser, and (iii) as an additional covenant that survives any termination of this Agreement pursuant to this paragraph, the Option Rights shall automatically be deemed quitclaimed by Purchaser back to GIPI without further action of the Parties. If Purchaser fails to timely deliver the CP Termination Notice in accordance with the foregoing provisions of this paragraph, then Purchaser shall be deemed to have waived Purchaser’s rights, as set forth in the foregoing provisions of this Section 4.4, to terminate this Agreement pursuant to this Section 4.4.

5.            Consideration for Option Rights. Subject to the other provisions of this Agreement, the consideration payable to GIPI in exchange for the sale of the Option Rights to Purchaser pursuant to this Agreement is as follows:

5.1           Closing Shares. Upon the closing of the transaction contemplated by this Agreement with respect to the Option Rights (the “Closing”) and the corresponding closing of the transaction contemplated by the California Option Agreement and the Definitive Property PSA with respect to the California Option Assets (such transactions are, collectively, the “Transactions”), Mercer Park shall issue Ten Million (10,000,000) shares of Mercer Park’s Class A restricted voting shares currently trading on the NEO Exchange in Canada (the “Closing Shares”) to GIPI or GIPI’s designee, Houweling’s Camarillo, Inc., a Delaware corporation (the “GIPI Shares Designee”), at a share price equal to Ten and 00/100 Dollars ($10.00) per share, for a total consideration of One Hundred Million and 00/100 Dollars ($100,000,000.00) in Closing Shares, subject to any and all applicable securities laws and stock exchange rules; provided, however, that if, as of the Closing, the Entitlement Condition has not been fully satisfied (without regard to any waiver of the Closing Entitlement Condition that may be made by Purchaser for purposes of the Closing), then the Closing Shares issued to GIPI or GIPI Shares Designee at the Closing shall be reduced to Six Million Five Hundred Thousand (6,500,000) shares, and the remaining Three Million Five Hundred Thousand (3,500,000) shares (collectively, the “Contingent Shares”) shall not be issued at the Closing to GIPI or GIPI Shares Designee, shall be held in escrow by Mercer Park, and may be issued after the Closing, if at all, to GIPI or GIPI Shares Designee solely pursuant to and in accordance with Section 8.4, Section 8.6, Section 8.8, Section 9.2 and Section 12.1.8. In connection therewith, the Contingent Shares shall be allocated as follows: (i) Three Million (3,000,000) of the Contingent Shares shall be subject to and governed by Section 8.4 through Section 8.9 (collectively, the “Section 8.4 Contingent Shares”); (ii) Five Hundred Thousand (500,000) of the Contingent Shares shall be subject to and governed by Section 9.2 (collectively, the “Section 9.2 Contingent Shares”); and (iii) all of the Contingent Shares and Earnout Shares shall be subject to and governed by Section 12.1.8 (collectively, the “AL Contingent Shares”). As covenants that shall survive the Closing, all Closing Shares (including any Contingent Shares) issued to GIPI or GIPI Shares Designee will be subject to the express terms and conditions of the Lockup Agreement.

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5.2           Earnout Shares. Provided that both the Closing and the corresponding closing of the transaction contemplated by the California Option Agreement and the Definitive Property PSA with respect to the California Option Assets hereafter occur, then either GIPI or GIPI Shares Designee, but not both, will be eligible to receive up to an additional Seventy Five Million and 00/100 Dollars ($75,000,000.00) payable exclusively in Mercer Park’s Class A restricted voting shares currently trading on the NEO Exchange in Canada (the “Earnout Shares”), subject to the definitive terms and conditions set forth in the Earnout Agreement.

5.3           Earnout Agreement. The issuance of any Earnout Shares shall be contingent upon Mercer Park and GIPI or GIPI Shares Designee, as the case may be, entering into the Lockup Agreement and the Earnout Agreement (the latter being in the form of the agreement attached hereto as Exhibit D). The Parties may elect to execute the Earnout Agreement prior to the Closing provided that the Lockup Agreement is finalized and executed prior to the Closing and, in any event, the effectiveness of both the Lockup Agreement and the Earnout Agreement shall be contingent upon the occurrence of the Closing.

5.4           Participation in Mercer Park Equity Incentive Plan. Provided that both the Closing and the corresponding closing of the transaction contemplated by the California Option Agreement and the Definitive Property PSA with respect to the California Option Assets hereafter occur, those legacy key employees and contractors of GIPI that are mutually selected by Mercer Park and GIPI shall have the right to participate, after the Closing, in Mercer Park’s equity incentive plan established for Mercer Park’s key employees and contractors (the “Mercer Park Equity Incentive Plan”) provided that such key employees and contractors of GIPI continue, after the Closing, to perform services for Purchaser in connection with the operation of the Real Property as a commercial cannabis facility, in all cases subject to the Mercer Park Equity Incentive Plan’s general terms and conditions applicable to all key employees or contractors of Mercer Park, and the specific terms contained in any applicable grant or award agreements made under the Mercer Park Equity Incentive Plan to such persons.

5.5           Issuance of Shares. Any Closing Shares, Contingent Shares and Earnout Shares issued hereunder and under the Earnout Agreement will not be issued in certificated form but will be issued on a direct registration system (“DRS”) basis. As the issuance of the Closing Shares, Contingent Shares and Earnout Shares will be an unregistered private placement under applicable Canadian and United States securities laws, such DRS will bear restrictive legends restricting the transfer of such shares. The issuance of the Closing Shares, Contingent Shares and Earnout Shares will also be subject to customary representations and warranties from GIPI or the GIPI Shares Designee, as applicable, in order to exempt the issuance of such shares from the registration requirements of applicable securities legislation, including a requirement that GIPI or the GIPI Shares Designee be an accredited investor under the United States Securities Act of 1933, as amended. The provisions of this Section 5.5 shall survive the Closing.

6.	Closing Date; Advance Assignment of Option Rights.

6.1           Closing Date. Subject to the other terms and conditions set forth in this Agreement, the Closing shall occur no later than August 20, 2021 (“Closing Date”); provided, however, that if the corresponding closing date under the California Option Agreement or Definitive Property PSA is hereafter postponed at any time or from time to time, then the Closing Date shall, without any further act or notice to or from any Party hereto, be deemed automatically postponed to be the same day as the postponed closing date under the California Option Agreement or Definitive Property PSA, as the case may be. Provided that all conditions to Closing set forth in this Agreement have been satisfied or been waived by the benefited party, then all Option Rights shall be assigned to Purchaser at the Closing in accordance with applicable terms of this Agreement, and, immediately following the Closing, the California Option Assets shall be conveyed to Purchaser pursuant to the Definitive Property PSA and Definitive Property Agreements.

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6.2           Advance Assignment of Option. Notwithstanding Section 6.1 above, at any time after the Trigger Date (but prior to the Closing Date) upon demand by Purchaser, GIPI shall assign the Option Rights to Purchaser pursuant to a conditional assignment agreement in the form attached hereto as Exhibit B (the “Conditional Option Assignment”), which Conditional Option Assignment shall be held by Purchaser subject to the other terms and conditions set forth in this Agreement, as the case may be, including, without limitation, the terms relating to Purchaser Closing Conditions.

6.3           Closing Costs. To the extent allocable to “standard coverage”, GIPI shall pay all of the cost of any policy of title insurance that Purchaser may elect to obtain with respect to the Option Rights or Purchaser’s interest therein (which expressly excludes title insurance on an owner’s policy with respect to the California Option Assets which policy shall be paid in accordance with the Definitive Property PSA), and Purchaser shall be responsible for (i) all of the cost for the title insurance premium to the extent charged by the Title Company for “extended coverage” or endorsements, and (ii) all of the escrow fees. Each Party shall pay its own fees and expenses for attorneys and consultants, except as may be provided to the contrary herein.

7.	Representations and Warranties; Covenants.

7.1           GIPI Representations and Warranties. GIPI represents and warrants to Purchaser that as of the date hereof, at all times during which this Agreement is in effect and as of the Closing:

7.1.1        GIPI is a corporation duly incorporated and validly existing under the laws of the State of Delaware, and is duly qualified to conduct business in the State of California.

7.1.2        GIPI has the requisite power and authority to enter into and carry out the terms of this Agreement and the execution, performance and delivery hereof and of all other agreements and instruments referred to herein to be executed, performed or delivered by GIPI. Neither the execution of this Agreement, nor the performance by GIPI of its obligations under this Agreement will result in any breach or violation of the terms of any applicable Law or of any decree, judgment or order now in effect from any court or governmental agency; provided, however, that to the extent such obligations relate to the cultivation, manufacture, possession, use, sale or distribution of cannabis, the foregoing representation and warranty is not being made with respect to any U.S. federal laws that may now or hereafter make the cultivation, manufacture, possession, use, sale or distribution of cannabis illegal. There are no consents, waivers, authorizations or approvals from any third party necessary to be obtained by GIPI in order to carry out the transactions contemplated by this Agreement. The execution and delivery of this Agreement and performance by GIPI of its obligations under this Agreement will not conflict with or result in a breach or default (or constitute an event which, with the giving of notice or the passage of time, or both, would constitute a default) under any instrument to which GIPI is a party or by which GIPI or any of its assets may be bound.

7.1.3         The execution and delivery of this Agreement and performance by GIPI of its obligations under this Agreement will not result in the creation of any new, or the acceleration of any existing, lien, charge, or encumbrance upon the Option Rights, the Real Property or the California Option Assets.

7.1.4        This Agreement is a valid and binding obligation of GIPI, enforceable against GIPI in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the rights of creditors generally.

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7.1.5         Neither GIPI nor any GIPI Affiliates or shareholders of GIPI are named on Office of Foreign Assets Control’s (“OFAC”) Specially Designated and Blocked Persons List (the “OFAC’s List”) and GIPI, its affiliates and members and partners are currently in compliance with the regulations of OFAC (including those named on OFAC’s List) and any statute, executive order or other governmental action relating thereto. “AML Laws” means all U.S. anti-money laundering laws that criminalize money laundering or any predicate crimes to money laundering. “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act and any similar applicable statute, rule, or regulation relating to bribery or corruption. “Sanctions” means any economic, trade, or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes, or anti-terrorism laws imposed from time to time by the United States government including but not limited to those administered or enforced by the OFAC. GIPI is not a target of Sanctions and shall not directly or indirectly transfer any of its interest in this Agreement to a target of Sanctions. GIPI is not in violation of AML Laws or Anti-Corruption Laws.

7.1.6         GIPI is not a party to any pending or, to GIPI’s actual knowledge, threatened action, suit, proceeding or investigation, at law or in equity or otherwise, in, for or by any court or governmental board, commission, agency, department or officer arising from or relating to any one or more of the Option Rights, the Real Property or the California Option Assets.

7.1.7         The Option Agreement is in full force and effect, GIPI is not, and to GIPI’s actual knowledge the other parties thereto are not, in default thereof. GIPI has delivered to Purchaser a true, correct and complete copy of the Option Agreement.

7.1.8         GIPI has not granted to any person or entity (other than Purchaser) any right or option to acquire any of GIPI’s rights under the Option Agreement, or any part thereof or interest therein.

7.1.9         Neither GIPI nor any GIPI Affiliates or shareholders of GIPI has knowingly withheld, or will intentionally withhold, from any one or more of Glass House, Mercer Park, Purchaser and CEFF Partis prior to the Closing Date, any material adverse information pertaining to the California Option Assets, including, without limitation, the Real Property. Prior to the expiration of the Contingency Period, GIPI has caused Successor Tenant (as defined in the Camarillo Acquisition Agreement) and Successor Tenant’s predecessors-in-interest and affiliates to disclose to Purchaser and Mercer Park in writing all material adverse conditions and circumstances relating to the Property, to the extent such conditions and circumstances are known to any one or more of the Successor Tenant and Successor Tenant’s predecessors-in-interest and affiliates.

7.1.10      Neither GIPI nor any GIPI Affiliates or shareholders of GIPI has received written notice from the CEFF Parties or any governmental agency of any violation of any federal, state, county or municipal laws, ordinances, orders, regulations, and requirements affecting the Real Property or any portion thereof (including, but not limited to, those relating to land use or other entitlements or zoning matters, or any Environmental Laws or those relating to Hazardous Materials), which violation remains uncured, or that there may be an investigation of the Real Property or the California Option Assets by any governmental agency having jurisdiction over all or any portion of the Real Property or the California Option Assets. In the past ten (10) years prior to the Effective Date, neither GIPI nor any GIPI Affiliates or shareholders of GIPI has placed or caused to be placed, any Hazardous Materials on the Real Property in violation of any Environmental Laws. To GIPI’s, GIPI Affiliates’ and the shareholders of GIPI’s actual knowledge, except for fertilizers, pesticides, above-ground fuel tanks and any other applicable Hazardous Materials typically and customarily used in a vegetable-growing agricultural operation in accordance with Environmental Laws, no Hazardous Materials currently exist on, under or about the Real Property and other than as set forth in that certain Phase 1 Report and that certain report regarding heavy metals presence completed by Segra on or about December 20, 2020 (collectively, the “Environmental Reports”). To GIPI’s, GIPI Affiliates’ and shareholders of GIPI’s actual knowledge, there are no underground storage tanks, wells or pipes located on the Real Property except as disclosed in the Environmental Reports or other than as disclosed in writing to Purchaser prior to the expiration of the Contingency Period. To GIPI’s, GIPI Affiliates’ and shareholders of GIPI’s actual knowledge, the ownership, operation, use and condition of the Real Property is not in violation of any Environmental Laws. Neither GIPI, GIPI Affiliates nor the shareholders of GIPI has received from or given to any governmental agency or other person or entity any written notice or other written communication relating in any way to the presence, storage, release, treatment or disposal of any Hazardous Materials on, under or about the Real Property.

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7.1.11       No bankruptcy, insolvency, reorganization, or similar action or proceeding, whether voluntary or involuntary, is pending, or, to GIPI’s actual knowledge, has been threatened in writing, against GIPI. GIPI has not caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or other similar official in any federal, state, or foreign judicial or non-judicial proceedings to hold, administer and/or liquidate all or substantially of GIPI’s assets. GIPI has not admitted in writing its inability to pay its debts as they come due.

7.1.12       Except for the contracts listed on Schedule 7.1.12 (collectively, the “Property Contracts”), and other than the California Option Agreement, there are no contracts or agreements with respect to the Real Property to which GIPI is a party. GIPI has provided Purchaser with true, correct and complete copies of the Property Contracts. GIPI is not in breach of any Property Contract.

7.1.13        Neither GIPI nor any of the GIPI Affiliates have entered into any collective bargaining agreements affecting the Real Property or the California Option Assets, nor, to GIPI’s actual knowledge, are there any collective bargaining agreements affecting the Real Property or the California Option Assets.

7.1.14       GIPI has used commercially reasonable efforts to provide Purchaser with all Due Diligence Materials as required by the Camarillo Acquisition Agreement to the extent of Due Diligence Materials in GIPI’s possession or control and not otherwise provided to Purchaser by the CEFF Parties or their representatives.

As a covenant that shall survive the Closing, the Parties agree that all representations and warranties of GIPI set forth above or elsewhere in this Agreement are made as of the Effective Date and as of the Closing, and shall survive the Closing for a period of eighteen (18) months (the “Survival Period”). It shall be a material default on the part of GIPI (i) if any one or more of such representations or warranties is not true on the Effective Date or becomes false at any time as of the Closing during which this Agreement is in effect or (ii) if GIPI is unable to make all such representations and warranties truthfully as of the Closing. Notwithstanding anything to the contrary in this Agreement (but subject to the provisions below of this sentence), provided the Closing occurs, then GIPI shall not thereafter be liable for Losses (as defined below) under this Agreement to the extent resulting from a breach of any one or more of GIPI’s representations, warranties or covenants set forth in this Agreement if Purchaser, Glass House or Mercer Park had actual knowledge at any time on or prior to the Closing of the facts, events or conditions constituting or resulting in such breach of representation, warranty or covenant, in each case except to the extent GIPI hereafter represents or warrants to Purchaser that such breach has, prior to or as of the Closing, been cured but in fact such breach has not been cured; provided, however, that as a provision that shall survive the Closing, nothing in the foregoing clauses of this sentence shall limit or affect (i) the obligations or liability of GIPI under Section 8.4 of this Agreement, (ii) the obligations or liability of GIPI or Successor Tenant under the Agricultural Lease, or (iii) the rights or remedies of Purchaser under or relating to (x) Section 8.4 of this Agreement or (y) the Agricultural Lease.

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7.2       Purchaser Representations and Warranties. Purchaser hereby represents and warrants to GIPI that as of the date hereof, at all times during which this Agreement is in effect and as of the Closing:

7.2.1         Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Delaware, and is duly qualified to conduct business in the State of California.

7.2.2        Purchaser has the requisite power and authority to enter into and carry out the terms of this Agreement and the execution, performance and delivery hereof and of all other agreements and instruments referred to herein to be executed, performed or delivered by Purchaser. Neither the execution of this Agreement, nor the performance by Purchaser of its obligations under this Agreement will result in any breach or violation of the terms of any applicable Law or of any decree, judgment or order now in effect from any court or governmental agency; provided, however, that to the extent such obligations relate to the cultivation, manufacture, possession, use, sale or distribution of cannabis, the foregoing representation and warranty is not being made with respect to any U.S. federal laws that may now or hereafter make the cultivation, manufacture, possession, use, sale or distribution of cannabis illegal. There are no consents, waivers, authorizations or approvals from any third party necessary to be obtained by Purchaser in order to carry out the transactions contemplated by this Agreement. The execution and delivery of this Agreement and performance by Purchaser of its obligations under this Agreement will not conflict with or result in a breach or default (or constitute an event which, with the giving of notice or the passage of time, or both, would constitute a default) under any instrument to which Purchaser is a party or by which Purchaser or any of its assets may be bound.

7.2.3         This Agreement is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the rights of creditors generally.

7.2.4          Neither Purchaser nor any members of Purchaser are named on OFAC’s List, and Purchaser and members are in compliance with the regulations of OFAC (including those named on OFAC’s List) and any statute, executive order or other governmental action relating thereto. Purchaser is not a target of Sanctions and shall not directly or indirectly transfer any of its interest in this Agreement to a target of Sanctions. Purchaser is not in violation of AML Laws or Anti-Corruption Laws.

7.2.5         Purchaser is not a party to any pending or, to Purchaser’s actual knowledge, any threatened action, suit, proceeding or investigation, at law or in equity or otherwise, in, for or by any court or governmental board, commission, agency, department or officer that if adversely decided against Purchaser would, in any material respect, adversely affect Purchaser’s ability to perform its obligations under this Agreement.

7.2.6          Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has not conducted any business prior to the date hereof.

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7.2.7         Glass House is the sole record and beneficial owner of all of the issued and outstanding limited liability company membership interests of Purchaser (collectively, the “Purchaser Equity Interests”), free and clear of all Liens. All of the Purchaser Equity Interests have been duly authorized, fully paid and non-assessable, and were issued in compliance with applicable federal and state securities laws. Purchaser has not issued or reserved for issuance any other equity interests or securities of Purchaser. There are no outstanding options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from Purchaser any other equity interests or securities convertible into or exchangeable for equity interests or securities of Purchaser. The Purchaser Equity Interests are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, distribution rights or disposition of such Purchaser Equity Interests. There are no long-term compensatory plans of Purchaser providing economic benefits based, directly or indirectly, on the value or price of any equity interests or securities of Purchaser.

7.3       Mercer Park’s Representations and Warranties. Effective only upon the Closing, Mercer Park is deemed to make, only as of the Closing, all of the representations and warranties set forth on Schedule 7.3 hereof.

7.4       Interim Covenants of GIPI. GIPI’s liability for any breach of this Section 7.4 shall survive the Closing. From and after the Effective Date until the earlier to occur of (x) the termination of this Agreement, or (y) the termination of the Definitive Property PSA, GIPI shall neither do, nor permit, any one or more of the following, unless in each instance GIPI shall have obtained the prior written consent of Purchaser (which consent Purchaser may withhold in its sole and absolute discretion) or is otherwise requested by Purchaser in writing to do so:

7.4.1	Enter into, amend or terminate, the Definitive Property PSA;

7.4.2	Amend or terminate the California Option Agreement;

7.4.3	Waive any breach by the CEFF Parties, or any rights or remedies of GIPI, under the California Option Agreement or the Definitive Property PSA; and

7.4.4	Exercise or implement any right or election under the California Option Agreement or the Definitive Property PSA.

8.	Inspection, Indemnity and Insurance.

8.1       Inspection Rights. Commencing on the Effective Date and ending on the earlier to occur of (i) the termination of this Agreement, (ii) the termination of the Definitive Property PSA, or (iii) the Closing, Purchaser shall have, subject to applicable restrictions as may be set forth in the Definitive Property PSA, the right to make certain investigations of and inquiries regarding the Option Rights and the California Option Assets, including, without limitation, the physical condition of the Real Property, and to review all Due Diligence Materials (as defined below), including those which GIPI shall use commercially reasonable efforts to promptly cause to be prepared and delivered to Purchaser following the Effective Date at the sole expense of Purchaser. Purchaser and its agents, employees and contractors shall have the right to access the Real Property during normal business hours, for the purpose of making such investigations as Purchaser deems prudent with respect to the physical condition of the Real Property.

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8.2       Due Diligence Materials. For the purposes of this Agreement, “Due Diligence Materials” shall include, but not be limited to, all title information, surveys, agreements, contracts, appraisals, licenses, permits and entitlements, property inspection reports, and geotechnical and environmental reports relating to the Real Property, including the following:

8.2.1	A current title report for the entire Real Property;

8.2.2	All ALTA surveys relating to the Real Property;

8.2.3	All environmental assessments and reports;

8.2.4	All soils and geotechnical reports;

8.2.5	All other inspection reports relating to the Real Property or any buildings thereon;

8.2.6	Copies of all service contracts;

8.2.7	Property tax bills for the current calendar year and the prior two (2) calendar years;

8.2.8	Building plans and certificates of occupancy for all buildings, greenhouses and other structures on the Real Property;

8.2.9	Copies of all licenses, permits, regulatory approvals and entitlements pertaining to the Real Property;

8.2.10	Capital expenditure budget or plan;

8.2.11	All leases and license agreements;

8.2.12	All information and reports received by GIPI pursuant to or in connection with the California Option Agreement; and

8.2.13	Any other information reasonably requested by Purchaser.

8.3       Indemnity Obligations of Purchaser. Purchaser shall, at Purchaser’s cost, promptly caused to be discharged all mechanics’ liens to the extent resulting from Purchaser’s failure to pay for inspections or tests conducted by Purchaser, its agents, contractors, employees or representatives with respect to the Real Property. Purchaser further agrees to indemnify, defend and hold harmless GIPI for, from and against all causes of action, claims, demands, damages, costs, losses and expenses, including without limitation, reasonable attorneys’ fees and costs, arising or incurred with respect to any personal injury or physical property damage to the extent caused by Purchaser, its agents, contractors, employees or representatives during their respective due diligence activities on the Property. For the avoidance of doubt, in no event shall Purchaser be liable to GIPI for any causes of action, claims, demands, damages, costs, losses and expenses to the extent arising or incurred in connection with any one or more of the following: (i) any pre-existing condition affecting the Real Property and not caused by Purchaser; and (ii) any Excluded GIPI Obligations (as defined below). If any inspection or test conducted by or on Purchaser’s behalf causes physical damage to the Real Property, Purchaser shall promptly restore the Real Property to the same condition (to the extent reasonably practicable) as existed immediately prior to any such inspection or test.

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8.4       Indemnity Obligations of GIPI. GIPI and GIPI Shares Designee agree to jointly and severally indemnify, defend and hold harmless Purchaser for, from and against all causes of action, claims, demands, damages, costs, losses, liabilities and expenses, including, without limitation, reasonable attorneys’ fees and costs, in each case to the extent arising, or brought against, suffered or incurred by Purchaser, in connection with or as a result of any one or more of the following (each, a “Section 8.4 Indemnity Event”):

(i)          subject to Section 11.2, any defect, condition or circumstance that (w) constitutes a violation of any applicable law, code or governmental regulation that is enacted and in effect on or prior to the Closing, (x) affects any of the buildings, improvements or other structures located on the Real Property as of the Closing Date, and (y) would need to be corrected or remediated in order to satisfy the Entitlement Condition imposed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California (collectively, “Defect Conditions”); provided, however, that for purposes of determining the liability of GIPI and GIPI Shares Designee with respect to the cost of measures that may hereafter be instituted by Purchaser to remediate Defect Conditions, it is hereby agreed that neither GIPI nor GIPI Shares Designee shall have any liability with respect to that portion of such cost to the extent incurred for purposes of improving the Real Property above and beyond what would be required to complete such remediation measures as are necessary in order for Purchaser to conduct, in accordance with applicable Law and regulations, the uses and operations contemplated by the Entitlement Condition; and

(ii)         any liability, obligation or requirement, including any “conditions of approval”, imposed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California as a condition precedent or subsequent to the issuance of any one or more of the entitlements, approvals, licenses and permits that would need to be obtained in order to satisfy the Entitlement Condition imposed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California (collectively, “Conditions of Approval”); provided, however, that with respect to any Conditions of Approval that are imposed in any conditional use permit as a condition precedent or subsequent to the number of employees or workers that would be legally allowed to work onsite at the Property at any given time prior to the Section 8.4 Expiration Date, the obligations of GIPI and GIPI Shares Designee under this Section 8.4 shall only apply to the incremental cost of satisfying such Conditions of Approval (“Incremental Employee Conditions of Approval”) to the extent expressly imposed by reason of, and reasonably allocable to, those incremental number of employees or workers in excess of [Redacted] full time equivalents (i.e. [Redacted] hours worked per week) and up to a total number of [Redacted] full time equivalent employees or workers (i.e. [Redacted] hours worked per week) (it being acknowledged that the reference herein [Redacted] full time equivalent employees or workers (i.e [Redacted] hours worked per week) is used only as a limitation or cap on the obligations and liabilities of GIPI and GIPI Shares Designee with respect to the applicable Section 8.4 Indemnity Event, and not as an acknowledgment that Purchaser, GIPI, the GIPI Shares Designee or any governmental agency or regulatory authority has, as of the Effective Date, determined the definitive number of employees required for the Cannabis Use contemplated to be conducted by Purchaser at or on Property after the Closing); provided further, that in connection with any such Conditions of Approval the goal shall be to provide for two (2) shifts per day (with each shift being no less than 10 hours), 7 days/week, in each case to the extent allowed by the County of Ventura or any applicable state or local governmental agency or regulatory authority within the State of California that would be needed to obtain the entitlements, approvals, licenses and permits that are required by the Entitlement Condition. An example of the proposed shift work is attached as Schedule 8.4. For the avoidance of doubt, the Section 8.4 Indemnity Event shall not include any costs, liabilities, obligations, losses or damages associated with any collective bargaining or other collective labor actions or organization hereafter taken by and among the employees or workers of Purchaser or its affiliates. The provisions of this Section 8.4 shall survive the Closing.

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8.5       Procedure for Determination of Section 8.4 Indemnity Event Costs and Liabilities.

The aggregate amount of money necessary to make Purchaser whole with respect to causes of action, claims, demands, damages, costs, losses, liabilities and expenses, including, without limitation, reasonable attorneys' fees and costs that are within the scope of the respective obligations of GIPI and GIPI Shares Designee under Section 8.4 (including the cost of remediating all Section 8.4 Indemnity Events) shall be reasonably and subject to the [Redacted] Decision Right (as defined below) jointly determined and calculated by Purchaser, GIPI and GIPI Shares Designee prior to the Closing, to the extent practicable, and in accordance with applicable terms of Section 8.4 and this Section 8.5. At the Closing, the number of Section 8.4 Contingent Shares kept in escrow by Mercer Park (and to which GIPI and GIPI Shares Designee may be entitled to receive) shall be automatically reduced by that number of Section 8.4 Contingent Shares with an aggregate value (based on a share price equal to the Market Value of the shares at such time) that is equal to One Hundred Percent (100%) of such aggregate amount of money necessary to make Purchaser whole.

After the Closing, any additional amounts of money necessary to make Purchaser whole with respect to causes of action, claims, demands, damages, costs, losses, liabilities and expenses, including, without limitation, reasonable attorneys’ fees and costs that are within the scope of GIPI’s obligations under Section 8.4 (including the cost of remediating all Section 8.4 Indemnity Events) but were not determined or calculated as of the Closing shall, as soon as practicable after the Closing (and from time to time), be promptly, reasonably and subject to the [Redacted] Decision Right, jointly determined and calculated by Purchaser, GIPI and GIPI Shares Designee in accordance with applicable terms of Section 8.4 and this Section 8.5. To the extent that any one or more of such additional amounts are necessary to make Purchaser whole (including with respect to remediating all Section 8.4 Indemnity Events), then GIPI and GIPI Shares Designee shall jointly and severally promptly cause to be paid to Purchaser, in cash, all such amounts (in each case, the “Additional Amounts”).

In the event that any Additional Amounts as determined above are not paid to Purchaser by the date that is ten (10) Business Days following the date of Purchaser’s written notice to GIPI and GIPI Shares Designee therefor (the “AA Payment Deadline”), then the Section 8.4 Contingent Shares shall be automatically reduced by that number of Section 8.4 Contingent Shares (based on a share price equal to the Market Value of the shares at such time) that is then equal to One Hundred Percent (100%) of the unpaid Additional Amounts.

[Redacted] on behalf of GIPI and the GIPI Shares Designee, may engage independent real estate professionals or vendors at his sole cost and expense (subject to the Section 8.4 Cap (as defined below)) selected by [Redacted] (and reasonably acceptable to Purchaser) in order to assist _[Redacted], before or after the Closing, in determining and calculating the amounts of money necessary to make Purchaser whole pursuant to this Section 8.4. However, the Parties acknowledge and agree that with respect to [Redacted] making the foregoing determinations and calculations (including the consideration and determination of curative or remediation measures), [Redacted], GIPI and GIPI Shares Designee must in good faith consult with Graham Farrar or an successor designee of Purchaser who is reasonably acceptable [Redacted], in respect of the vetting and analysis of Defect Conditions, Conditions of Approval, the negotiation with any governmental agency or regulatory authority with respect to Conditions of Approval and the consideration and use of engineering alternatives (and the selection of vendors) to resolve or satisfy such Defect Conditions and/or Conditions of Approval in a manner that is both commercially reasonable and as cost-effective as possible, it being agreed by the Purchaser that resolution or satisfaction of the Defect Conditions and/or Conditions of Approval are not intended to require the “best” or the “better” corrective practice, method or act to the exclusion of all other options, but rather the amounts necessary to make Purchaser whole pursuant to this Section 8.5 shall be the amounts necessary to satisfy the minimum, commercially reasonable, corrective practice, method or act to resolve such Defect Conditions and/or Conditions of Approval. In connection with the foregoing, [Redacted]'s decision on behalf of GIPI and the GIPI Shares Designee with respect to such determinations, calculations, vetting, analysis, negotiation and engineering and costs (the “Decisions”) shall be final, conclusive and binding as among the Parties and GIPI Shares Designee (the “[Redacted] Decision Right”) provided that, if and to the extent applicable, all of the following conditions shall have been satisfied: (x) if required as a condition to the approval or issuance of the entitlement, approval, license and permit required in order to satisfy the Entitlement Condition that is the subject of the [Redacted] Decision Right, the engineering and other remediation measures decided by [Redacted] shall have been accepted by the applicable governmental agencies or regulatory authorities; (y) the entitlement, approval, license and permit required in order to satisfy the Entitlement Condition that is the subject of the [Redacted] Decision Right shall have been, will be, or following implementation of the [Redacted] Decision Right, is reasonably expected to be, issued by the applicable governmental agencies and regulatory authorities and (z) that the cost of such decision not exceed the reasonably estimated amount of the indemnity available (collectively (x), (y) and (z), the “HDR Conditions”). For the avoidance of doubt, it is the intention of the Parties that [Redacted] have control over matters and decisions that relate to Section 8.4 Indemnity Events and the provisions set forth in this Section 8.5 are intended to be interpreted in light of that understanding. Notwithstanding the foregoing provisions of this Section 8.5:

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(i)          Subject to the [Redacted] Decision Right, in the event of any disagreement between Purchaser and GIPI or GIPI Shares Designee regarding the amount of money necessary to make Purchaser whole with respect to causes of action, claims, demands, damages, costs, losses, liabilities and expenses, including, without limitation, reasonable attorneys' fees and costs that are within the scope of the respective obligations of GIPI and GIPI Shares Designee under Section 8.4 (including the cost of remediating all Section 8.4 Indemnity Events, whether Additional Amounts or otherwise), then Purchaser may notify GIPI and GIPI Shares Designee, or GIPI and GIPI Shares Designee may jointly notify Purchaser, that it has elected to submit the matter to alternative resolution (each, an “AR Notice”), in which event the Parties and GIPI Shares Designee shall, for not less than a thirty (30) day period after receipt of any AR Notice, use good faith efforts to attempt to resolve the disagreement among themselves in a commercially reasonable manner. If after such thirty (30) day period the Parties and GIPI Shares Designee are unable to resolve the disagreement, then the Parties and GIPI Shares Designee agree that the determination of such matter shall be resolved by binding arbitration pursuant to Schedule 8.5. Any resolution reached in accordance with Schedule 8.5 shall bind the Parties and GIPI Shares Designee; subject to the limitations set forth in Section 8.6. Notwithstanding the foregoing, the terms of this paragraph shall not apply to any Decisions that satisfy the [Redacted] Decision Right; and

(ii)         In no event shall the [Redacted] Decision Right apply to decisions relating to any litigation or arbitration or adversarial proceeding (provided that objections, opposing views and negotiations in the ordinary course will not be considered adversarial) that may hereafter be filed or brought against Purchaser, or any litigation, arbitration or adversarial proceeding (provided that objections, opposing views and negotiations in the ordinary course will not be considered adversarial) that may hereafter be filed or brought by Purchaser against any one or more governmental agencies or regulatory authorities or any other persons or entities, in connection with or relating to any efforts or the process to obtain the entitlements, approvals, licenses and permits that are required to satisfy the Entitlement Condition, including without limitation, the decision to commence or defend any such litigation, arbitration or similar type adversarial proceeding, it being agreed that all such decisions shall be solely controlled and made by Purchaser in Purchaser’s sole and absolute discretion, other than a decision, including one that is a [Redacted] Decision Right, that satisfies all of the following conditions (a decision that satisfies all of the following conditions is an “Override Decision”): (y) the decision is limited to engaging in a settlement that would fully and finally resolve the litigation, arbitration or adversarial proceeding; (z) the sole consideration required from Purchaser for the settlement to take effect (other than typical and customary legal terms of a settlement agreement) would be a cash payment (such payments are, collectively, an “OD Payment”), and (z) a decision that satisfies , or is made in connection with, the HDR Conditions. Notwithstanding the foregoing, the election to make an Override Decision shall only be made, if at all, in accordance with the following terms and conditions: (A) such election can only be made with respect to a written offer of settlement received by Purchaser or GIPI or GIPI Shares Designee from the opposing party or parties in the litigation, arbitration or adversarial proceeding; (B) such election can only be made by written notice to Purchaser wherein GIPI and GIPI Shares Designee unconditionally elect to make an Override Decision, and unconditionally acknowledge that the OD Payment is within the scope of the indemnity obligations of GIPI and GIPI Shares Designee under Section 8.4, and which notice must be delivered to Purchaser no later than ten (10) days after Purchaser delivers to GIPI a copy of the applicable settlement offer made by the opposing party or parties, or is received by GIPI by the opposing party or parties; and (C) no election to make an Override Decision can be made if the applicable OD Payment, together with all other obligations of GIPI or GIPI Shares Designee under Section 8.4 that are then outstanding or are then reasonably expected to be incurred, would exceed the Section 8.4 Cap. If GIPI and GIPI Shares Designee shall have elected to make an Override Decision in accordance with the foregoing terms and conditions, then GIPI and GIPI Shares Designee shall make the applicable OD Payment, from its own cash funds, to the applicable opposing party or parties on or prior to the date or dates required under the definitive settlement agreement executed by the Purchaser and the other party or parties thereto. Upon the delivery by GIPI or GIPI Shares Designee of the entire OD Payment required under such settlement agreement, the Section 8.4 Cap shall be decreased by an amount equal to the amount of the OD Payment. If GIPI or GIPI Shares Designee fails to deliver less than the entire OD Payment due and payable on or prior to the due date or dates provided under such settlement agreement, then Purchaser shall have the right to exercise, with respect to the outstanding OD Payment, all rights and remedies against GIPI and GIPI Shares Designee as are provided in this Agreement for Section 8.4 Indemnity Events.

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Notwithstanding anything to the contrary herein, neither Purchaser, GIPI nor GIPI Shares Designee (nor[Redacted]) shall engage in any act, discussion or other communication with any applicable governmental agency or regulatory authority intended to increase the scope or run contrary to the spirit or substance of the provisions of Section 8.4 or this Section 8.5. The provisions of this Section 8.5 shall survive the Closing.

8.6       Section 8.4 Cap; Potential Reduction of Section 8.4 Contingent Shares. Except with respect to any act or omission of GIPI or GIPI Shares Designee that constitutes Fraud, gross negligence, felonious criminal conduct or willful misconduct, the aggregate liability of GIPI and GIPI Shares Designee in the aggregate under Section 8.4 (including, without limitation any liability arising under Section 14.4 hereof) shall not exceed [Redacted] (the “Section 8.4 Cap”). For the avoidance of doubt (but subject to the other provisions of this Section 8.6), the Section 8.4 Cap includes any and all claims, demands, debts, costs (including remediation costs), liabilities, damages, expenses, contracts, obligations, professional fees, attorney's fees, accounting fees, accounts, causes of action, or claims for relief of whatever kind or nature, whether known or unknown, suspected or unsuspected that arise under, or are incurred in connection with, or related to the indemnification obligations of GIPI and GIPI Shares Designee’s under Section 8.4 hereof (collectively, “Section 8.4 Claims”) except to the extent such Section 8.4 Claims arise as a result of the Fraud, gross negligence, felonious criminal conduct or willful misconduct of GIPI or GIPI's Share Designee. In connection therewith, the Parties and GIPI Shares Designee agree that the Section 8.4 Cap is separate from, independent of and in addition to the Section 9.2 Cap (as defined below), and shall therefore neither reduce, nor be limited by, the Section 9.2 Cap. The Parties further agree that the Section 8.4 Cap shall neither limit, nor apply to, GIPI’s liabilities under Section 14.1 of this Agreement. Notwithstanding anything to the contrary herein, (A) if Purchaser exercises its remedies under Section 8.4 and, subsequent thereto, Purchaser actually recovers from the CEFF Parties (which, for the avoidance of doubt, Purchaser shall be under no obligation to pursue such recovery from the CEFF Parties) all or any portion of the damages, costs, losses, liabilities and expenses for which Purchaser exercised such remedies, then promptly after Purchaser actually receives such recovery from the CEFF Parties, Mercer Park shall issue to GIPI or GIPI Shares Designee, as the case may be, that number of Class A voting restricted shares currently trading on the NEO Exchange (“Shares”) with a Market Value that is then equal to the amounts so recovered from the CEFF Parties based on a share price equal to the Market Value of such shares at such time (i.e., no duplicative recovery shall be allowed for Purchaser with respect to such damages, costs, losses, liabilities and expenses), and (B) Purchaser’s waiver, in whole or in part, of the Closing Entitlement Condition for the purpose of closing the transactions contemplated by this Agreement shall not in any way limit, reduce or affect (and for the avoidance, neither expand) the liabilities or obligations of GIPI and GIPI Shares Designee under Section 8.4. The Parties further agree that, with respect solely to the remedy of Purchaser to recover damages under Section 8.4 (but without limitation on any equitable, injunctive or interlocutory remedies of Purchaser), the application(s) contemplated above in reduction of Section 8.4 Contingent Shares (to the extent GIPI or GIPI Shares Designee has not paid in cash the Additional Amounts) shall be Purchaser’s sole and exclusive remedy for the recovery of all Losses, damages, costs and expenses (including reasonable attorneys’ fees and costs) , and liabilities and obligations of any kind incurred or suffered by Purchaser in connection with any Section 8.4 Indemnity Event, in each case other than to the extent incurred or suffered by reason of any act or omission of GIPI or GIPI Shares Designee that constitutes Fraud, gross negligence, felonious criminal conduct or willful misconduct. If any Section 8.4 Contingent Shares remain after all obligations and liabilities of GIPI and GIPI Shares Designee under Section 8.4 have terminated as provided in Section 8.7, then Mercer Park shall promptly cause such remaining Section 8.4 Contingent Shares to be issued to GIPI or GIPI Shares Designee (or any other designee as instructed in writing by GIPI or GIPI Shares Designee). The provisions of this Section 8.6 shall survive the Closing.

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8.7       Survival Period of Sections 8.4 through 8.6. Notwithstanding any provision of Sections 8.4 through 8.6 that may be construed to the contrary, the provisions of Sections 8.4 through 8.7 shall terminate on midnight of the date (such time and date is the “Section 8.4 Expiration Date”) that is the earlier of (i) the full and complete initial satisfaction of the Entitlement Condition, or (ii) five (5) years from the Effective Date, provided that (A) GIPI or GIPI's Shares Designee uses commercially reasonable efforts to resolve any outstanding issues identified in writing by any applicable governmental authorities or regulatory agencies that are the subject of a Section 8.4 Indemnity Event and are necessary to resolve in order to obtain the first issuance of all entitlements, approvals, licenses and permits required to satisfy the Entitlement Condition, and (B) subject in all cases to the Section 8.4 Cap, the full payment and satisfaction, as provided herein, by GIPI and GIPI Shares Designee of all losses, damages, costs and expenses (including reasonable attorneys’ fees and costs) incurred or suffered, or which will be incurred or suffered, in connection with the satisfaction of all such Section 8.4 Indemnity Events; provided, however, that with respect to any claims made by Purchaser in good faith prior to the Section 8.4 Expiration Date with respect to any liabilities or obligations of GIPI or GIPI Shares Designee under any one or more of Sections 8.4, 8.5, and 8.6, such liabilities and obligations of GIPI and GIPI Shares Designee shall, subject in all cases to the Section 8.4 Cap, survive until the date that is the earlier of (1) such time as all such liabilities and obligations shall have been fully paid and satisfied or (2) all claims by Purchaser relating to such liabilities or obligations shall have been fully and finally resolved. The provisions of this Section 8.7 shall survive the Closing.

8.8       Release of Contingent Shares. In the event that GIPI or GIPI Shares Designee pays in cash the amount of any Additional Amounts pursuant to Section 8.5 on or prior to the applicable AA Payment Deadline, then upon Purchaser’s receipt of such cash amounts Mercer Park shall promptly cause the number of Section 8.4 Contingent Shares equal in value to the amount of the paid Additional Amounts or Losses (based on a share price equal to the Market Value of the shares at such time) to be issued to GIPI or GIPI Shares Designee (or any other designee as instructed by GIPI or GIPI Shares Designee in writing). In the event that GIPI or GIPI Shares Designee pays in cash the amount of Losses pursuant to Section 9.2 on or prior to the applicable Section 9.2 Payment Deadline, then upon Purchaser’s receipt of such cash amounts Mercer Park shall promptly cause the number of Section 9.2 Contingent Shares equal in value to the amount of the paid Additional Amounts or Losses (based on a share price equal to the Market Value of the shares at such time) to be issued to GIPI or GIPI Shares Designee (or any other designee as instructed by GIPI or GIPI Shares Designee in writing). In the event that GIPI or GIPI Shares Designee pays in cash the amount of Losses pursuant to Section 12.1.8 on or prior to the applicable AL Payment Deadline, then upon Purchaser’s receipt of such cash amounts Mercer Park shall promptly cause the number of AL Contingent Shares equal in value to the amount of the paid Additional Amounts or Losses (based on a share price equal to the Market Value of the shares at such time) to be issued to GIPI or GIPI Shares Designee, (or any other designee as instructed by GIPI or GIPI Shares Designee in writing). The provisions of this Section 8.8 shall survive the Closing.

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8.9       Dispute Resolution Regarding Contingent Shares. Notwithstanding anything to the contrary herein, to the extent that there is a disagreement between Purchaser and GIPI or GIPI Shares Designee regarding the number of Contingent Shares (including AL Contingent Shares) to be issued by Mercer Park to GIPI or GIPI Shares Designee pursuant to Sections 8.4, 8.6, 8.8, 9.2 or 12.1.8, or otherwise, or the timing of such issuance, or any other matter related thereto, or in connection therewith, then GIPI or GIPI Shares Designee may, or GIPI and GIPI Shares Designee may jointly, notify Purchaser, that it has elected to submit the matter to alternative resolution, in which event the Purchaser and GIPI (and/or GIPI Shares Designee) shall, for not less than a thirty (30) day period after receipt of any AR Notice, use good faith efforts to attempt to resolve the disagreement among themselves in a commercially reasonable manner; and provided that Mercer Park shall cause the amount of Contingent Shares (including AL Contingent Shares) not in dispute to be promptly issued to GIPI or GIPI Shares Designee (or any other designee as instructed by GIPI or GIPI Shares Designee in writing). If after such thirty (30) day period the Purchaser and GIPI or GIPI Shares Designee are unable to resolve the disagreement, then the Purchaser and GIPI and GIPI Shares Designee agree that the determination of such matter, at the sole election of GIPI or GIPI Shares Designee, may be resolved by arbitration pursuant to Schedule 8.5 or GIPI or GIPI Shares Designee may elect to pursue any and all other remedies available to GIPI or GIPI Shares Designee in law or in equity. The provisions of this Section 8.9 shall survive the Closing.

9. AS-IS. The provisions of this Section 9 shall survive the Closing and any termination of this Agreement.

9.1       Purchaser acknowledges and agrees that, except for the representations, warranties and covenants of GIPI expressly set forth in this Agreement or in any of the other Definitive Agreements, GIPI has not made, does not make, will not be deemed to have made and specifically negates and disclaims, and Purchaser disclaims reliance on, any representations, warranties, extra-contractual statements, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, including, without limitation, of, as to, concerning or with respect to (i) the value of, or income to be derived from, the Option Rights or the California Option Assets; (ii) the suitability of the Real Property for any and all activities and uses which Purchaser may conduct thereon, including the possibility for future development of the Real Property; (iii) the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Real Property; (iv) the quality, state of repair or lack of repair of the Real Property; (v) the quality or condition of the Real Property, including, without limitation, the water, soil and geology; (vi) the past, present or future compliance of or by the Real Property or its operation with any laws, rules, ordinances or regulations of any applicable governmental agency or body (including, without limitation, parking, zoning and building codes); (viii) compliance with any Environmental Laws; (ix) the presence or absence of Hazardous Materials at, on under, or adjacent to the Real Property; (x) the content, completeness or accuracy of any Due Diligence Materials disclosed or delivered to Purchaser; (xi) the fact that all or a portion of the Real Property may be located on or near an earthquake fault line; (xii) the existence of vested land use, zoning or building entitlements affecting the Real Property (except with regard to the Entitlement Condition); and (xiii) any other matter affecting or related to the Real Property. Purchaser further acknowledges and agrees that having been given the opportunity to inspect the Real Property and review information and documentation affecting the Real Property, Purchaser is relying solely on its own investigation of the Real Property and review of such information and documentation and on the covenants, representations and warranties of GIPI set forth in this Agreement (or in any other Definitive Agreement). Purchaser further acknowledges and agrees that some or all of any information made available to Purchaser with respect to the Real Property were obtained from unaffiliated third party consultants and that GIPI has not made any independent investigation or verification of such information and makes no representations as to the accuracy or completeness of such information, except to the extent set forth in this Agreement or in any other Definitive Agreement.

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9.2        Notwithstanding the foregoing or anything in this Agreement that may be construed to the contrary (but subject to the provisions below of this Section 9.2), the provisions set forth above in this Section 9 or elsewhere in this Agreement and which limit GIPI’s liability or recourse to GIPI shall not apply to limit or abrogate Purchaser’s rights and remedies (at law or in equity) with respect to any claims, demands, liabilities, damages, losses, costs and expenses (including reasonable attorneys’ fees and costs), whether known or unknown (collectively, the “Losses”), arising (or suffered or incurred by Purchaser) out of or in connection with any one or more of the following (collectively, the “Excluded GIPI Obligations”): (v) any breach of any covenant of GIPI set forth in this Agreement or set forth in any one or more of the Definitive Agreements; (w) any breach of or any inaccuracy in any representation or warranty of GIPI set forth in this Agreement or set forth in any one or more of the Definitive Agreements; (x) GIPI’s Fraud; (y) GIPI’s gross negligence, felonious criminal conduct or willful misconduct; and (z) any personal injury or property damage claims to the extent caused by GIPI and to the extent arising as a result of any event or condition that occurs or exists prior to the Closing provided such injury or damage occurs prior to the Close of Escrow. Notwithstanding the foregoing and provided that the Closing occurs, other than with respect to any act or omission of GIPI or GIPI Shares Designee that constitutes Fraud, gross negligence, felonious criminal conduct or willful misconduct, Purchaser will not be entitled to receive any indemnification payments under solely the foregoing Section 9.2(w) until the aggregate amount of Losses incurred by Purchaser exceeds [Redacted] (the “Basket Amount”) and once the aggregate amount of such Losses exceeds the Basket Amount, GIPI will be liable for all Losses from the first dollar of Losses, and provided further that in the event the Closing occurs, other than with respect to GIPI’s or GIPI Shares Designee’s Fraud, gross negligence, felonious criminal conduct or willful misconduct, the maximum aggregate amount of GIPI’s liability for Losses (including without limitation any liabilities arising under Section 14.4) in connection with a breach of any one or more of GIPI’s representations or warranties under this Agreement or any of the Definitive Agreements shall not exceed [Redacted] (the “Section 9.2 Cap”). In connection therewith, the Parties agree that the Section 9.2 Cap is separate from, independent of and in addition to the Section 8.4 Cap, and shall therefore neither reduce, nor be limited by, the Section 8.4 Cap. The Parties further agree that the Section 9.2 Cap shall neither limit, nor apply to, GIPI’s and GIPI Share Designee’s liabilities under Section 14.1 of this Agreement. If Purchaser incurs or suffers Losses in connection with a breach of any one or more of GIPI’s representations or warranties under this Agreement or the other Definitive Agreements, then within five (5) Business Days after GIPI receives Purchaser’s written notice to GIPI and GIPI Shares Designee (the “Section 9.2 Payment Deadline”), GIPI or the GIPI Shares Designee shall pay to Purchaser in cash the amount of such Losses or if payment is not promptly made the Section 9.2 Contingent Shares shall be automatically reduced by that number of Section 9.2 Contingent Shares with a Market Value that is then equal to One Hundred Percent (100%) of all aggregate Losses so incurred or suffered by Purchaser (based on a share price equal to the Market Value of the shares at such time). The Parties further agree that, with respect solely to the remedy of Purchaser to recover Losses under the foregoing Section 9.2(w) (but without limitation on any equitable, injunctive or interlocutory remedies of Purchaser), the application(s) contemplated above in reduction of Section 9.2 Contingent Shares (to the extent GIPI or the GIPI Shares Designee elects not to pay such Losses) shall be Purchaser’s sole and exclusive remedy for the recovery of all Losses incurred or suffered by Purchaser in connection with a breach of any one or more of GIPI’s representations or warranties under this Agreement or the other Definitive Agreements, in each case other than to the extent incurred or suffered by reason of any act or omission of GIPI or GIPI Shares Designee that constitutes Fraud, gross negligence, felonious criminal conduct or willful misconduct. The provisions of this Section 9.2 shall survive the Closing and shall terminate upon the expiration of the Survival Period; provided, however, that with respect to any Losses incurred or suffered by Purchaser by reason of any breach of any one or more of GIPI’s representations or warranties under this Agreement or the other Definitive Agreements and provided GIPI receives notice from Purchaser of such breach prior to the expiration of the Survival Period, the liabilities and obligations of GIPI and GIPI Shares Designee under this Section 9.2 shall survive until the date (such date is the “Section 9.2 Satisfaction Date”) that is the earlier of (A) such time as Purchaser shall have been made whole with respect to all such Losses or (B) all claims by Purchaser relating to such Losses (or breaches) shall have been fully and finally resolved. If any Section 9.2 Contingent Shares remain after the Section 9.2 Satisfaction Date shall have occurred, then Mercer Park shall promptly cause such remaining Section 9.2 Contingent Shares to be issued to GIPI or GIPI Shares Designee (or any other designee as instructed in writing by GIPI or GIPI Shares Designee).

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10.   Escrow Instructions and Closing Deliveries. Escrow Holder is instructed to conduct the Closing process in accordance with the provisions of this Agreement.

10.1      Delivery by GIPI or GIPI Affiliate. At least one (1) Business Day prior to the Closing Date, GIPI or a GIPI Affiliate, as the case may be, shall deposit with Escrow Holder:

(a)           An Assignment of California Option Agreement, providing for an unconditional assignment of Option Rights to Purchaser and otherwise in the form attached hereto as Exhibit C (“Assignment of Option Agreement”), duly executed by GIPI; and

(b)           Any sums as shall be necessary to pay the expenses and other obligations payable by GIPI hereunder; and

(c)           Such other instruments and documents as may be reasonably requested by Escrow Holder, Title Company or Purchaser and are reasonably required to transfer the Option Rights to Purchaser in accordance with this Agreement including, without limitation, the Agricultural Lease.

10.2     Delivery by Purchaser. At least one (1) Business Day prior to the Closing Date, Purchaser shall deposit or cause to be deposited into Escrow:

(a)	An Assignment of Option Agreement, duly executed by Purchaser;

(b)	An Assignment of PSA, duly executed by Purchaser;

(c)	Any additional sums as shall be necessary to pay the expenses payable by Purchaser hereunder; and

(d)	Such other instruments and documents as may be reasonably requested by Escrow Holder or GIPI and are reasonably required to transfer the Option Rights to Purchaser in accordance with this Agreement including, without limitation, the Agricultural Lease.

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10.3      Closing Statement. At least five (5) Business Days prior to the Closing Date, Escrow Holder shall deliver to GIPI and Purchaser a pro forma closing statement which sets forth the prorations and other credits and debits contemplated by this Agreement, which closing statement shall be subject to the approval of GIPI and Purchaser prior to the Closing.

11.     Mercer Park Post-Closing Capital Commitment. Provided that both the Closing and the corresponding closing of the transaction contemplated by the California Option Agreement and the Definitive Property PSA with respect to the California Option Assets hereafter occur, then Purchaser shall, after the Closing, cause Mercer Park to commit and fund up to Forty Million and 00/100 Dollars ($40,000,000.00) for capital expenditures (the “CapEx Commitment”) required to further develop or repurpose the Real Property for commercial cannabis operations. To the extent that the aggregate cost of such capital expenditures is determined to be less than the CapEx Commitment, any remaining funds shall be used as working capital to fund the operations of the cannabis business for the Real Property, as mutually and reasonably agreed by the Purchaser and GIPI. For the sake of further clarity:

11.1      GIPI shall not be responsible for any working capital expenses or similar obligations related to the commercial cannabis business operations at the Real Property (except to the extent that such expenses or obligations arise or are incurred as a result of or in connection with any breach by GIPI of any of its covenants (including, without limitation, any indemnity obligations under this Agreement), representations or warranties set forth in this Agreement or in any of the other Definitive Agreements, subject in all cases to the Section 8.4 Cap and the Section 9.2 Cap to the extent such caps are applicable in accordance with the respective provisions of Section 8.4 and Section 9.2); and

11.2      The following shall not be the responsibility of GIPI regardless of whether they relate to the Entitlement Condition or any Section 8.4 Indemnity Event: (i) greenhouse lighting, (ii) blackout shading, or any light deprivation or reduction equipment; (iii) greenhouse irrigation systems; (iv) odor control systems; (v) security systems (including cameras, camera wiring, data storage, and other components of video surveillance systems) and security related lighting, fencing, barriers, vaults, doors and gates; (vi) implementation of an energy conservation plan and meeting any green energy requirements, (v) to the extent not included in the foregoing, any capital expenditures required to be made by Measure O (excluding any references to other ordinances, laws, or codes), but excluding any capital expenditures to the extent expressly and solely identified by an applicable governmental authority or regulatory agency within the State of California with respect to any entitlement, approval, license or permit required in order to satisfy the (a) Incremental Employee Conditions of Approval or, (b) if applicable, any brine water issues (or remediation thereof) related to the Real Property identified by any governmental agency prior to the Section 8.4 Expiration Date, and (vi) to the extent not included in the foregoing, any item set forth on Schedule 11.2, provided that GIPI shall be responsible for lunch room expansions, parking, septic upgrades, and access road upgrades around the Real Property to the extent expressly and solely identified by any applicable governmental authority or regulatory agency within the State of California with respect to any entitlement, approval, license or permit required in order to satisfy the Incremental Employee Conditions of Approval prior to the Section 8.4 Expiration Date.

11.3     Notwithstanding anything to the contrary herein or in any other agreement executed or delivered in connection herewith, Purchaser acknowledges and agrees that GIPI shall be permitted to transfer the intellectual property it holds (including without limitation, the patents referred to or known as “Ultra Clima”) to its affiliates or other designee after Closing.

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11.4     The provisions of this Section 11 shall survive the Closing.

12.	Conditions to Closing.

12.1      Purchaser Conditions to Closing. Notwithstanding anything in this Agreement that may be construed to the contrary, the following shall be conditions precedent to the obligation of Purchaser to proceed with the Closing (collectively, the “Purchaser Closing Conditions”):

12.1.1        The Closing Entitlement Condition shall have been satisfied prior to the date that is thirty (30) days prior to the scheduled Closing Date.

12.1.2        GIPI shall have caused, and will cause, a mutually acceptable designee (“Designee”) to enter into the Consulting Agreement;

12.1.3        No governmental moratorium shall have been enacted and be continuing with respect to any portion of the Cannabis Use and that would apply to all or any “material” portion of the Real Property (collectively, “Cannabis Use”), it being agreed that a portion of the Real Property shall be deemed “material” if the surface land area of such portion comprises three percent (3%) or more of the aggregate surface land area of the Real Property;

12.1.4        The Title Company (as defined below) shall be irrevocably committed to issue, upon the Closing, an Optionee’s Policy of Title Insurance in favor of Purchaser, insuring that Purchaser is, as of the Closing, the holder of the Option, with a liability limit in an amount not less than [Redacted] or such greater amount as Purchaser may reasonably determine, and which contains no exceptions to coverage other than (x) Permitted Liens (as defined in the California Option Agreement) which have been recorded against the Property prior to the expiration of the Contingency Period; and (y) any other Liens (as defined in the California Option Agreement) approved or consented to in writing by Purchaser;

12.1.5        The Definitive Agreements, Definitive Property PSA and Definitive Property Agreements shall contain a provision to the effect that entities which owned or controlled the California Option Assets immediately prior to the Closing must be subject to audit, and must be audited pursuant to U.S. PCAOB auditing standards, for the three (3) fiscal years immediately preceding the Closing or such lesser time period that such entities have been in existence (and, in that regard, GIPI hereby agrees that it shall cause its relevant GIPI Affiliates, if any, to agree in writing to such provision);

12.1.6         Mercer Park shall have completed its business combination transaction with Glass House;

12.1.7        The Master Lease (as defined in the California Option Agreement) shall have been terminated pursuant to a form of termination agreement satisfactory to Purchaser;

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12.1.8       To the extent that GIPI, Designee or their respective affiliates have been released from any non-competitive provisions or restrictions which restrict any of them from entering into the Agricultural Lease (as defined below), GIPI or its designee, as the tenant (in such capacity, the “Successor Tenant”), and Purchaser, as the landlord, shall have entered into an arm’s length fixed-term lease of no less than three years (the “Agricultural Lease”) for the portion of the Real Property that is not then being used for the Cannabis Use (such portion is the “Leased Premises”). Pursuant only to the Agricultural Lease, Successor Tenant shall be entitled to cultivate, harvest and sell vine crops in the Leased Premises during the period in which the Purchaser is seeking to satisfy any remaining Closing Entitlement Conditions and is completing required capital improvements for conversion of the Real Property to Cannabis Use to the extent such improvements do not materially interfere with Successor Tenant’s use of the Leased Premises; provided, however, that the Purchaser shall not be responsible for any direct or indirect fees, costs or expenses of any kind associated with Successor Tenant’s actual use and occupancy of the Leased Premises during the term of the Agricultural Lease. In any event, the Agricultural Lease, which is to be effective immediately following the date that is fourteen (14) weeks after the Closing, shall provide for a base rent equal to $ [Redacted] per square meter (subject to abatement as provided below), shall provide that Successor Tenant will be responsible for the costs and expenses relating to the lease, occupancy, operation, use, repair, maintenance and replacement of the Leased Premises and improvements thereon pursuant to an equitable cost-allocation or cost-sharing formula to be further documented in the Agricultural Lease (including, without limitation, property taxes (with no “Prop 13” protection), liability and property insurance in commercially reasonable amounts (but excluding any obligation to pay a premium or surplus associated with the Leased Premises if an insurer were to reclassify the Leased Premises or Successor Tenant’s use as Cannabis Use), water, natural gas, electricity and other utilities, costs relating to fertilizers and chemicals, carbon dioxide, cogeneration and boiler heating services, waste removal, and costs of repair, maintenance and replacement (allocated on the basis of the Successor Tenant’s reasonably estimated usage)), and shall contain commercially reasonable provisions, including, without limitation, typical and customary indemnities (which for the avoidance of doubt shall only include indemnification for any breach of the Agricultural Lease first arising after the effective date of such Agricultural Lease) and insurance covenants on the part of and/or for the benefit of the Purchaser, and shall otherwise be in a form and substance reasonably acceptable to the Purchaser and Mercer Park. With respect to the base rent contemplated above, the Agricultural Lease shall provide that the base rent shall be abated; provided, however, that in the event that Successor Tenant breaches any obligation under the Agricultural Lease resulting in financial harm or loss to Purchaser, then at Purchaser’s election, such abatement shall be deemed null and void and Successor Tenant shall be liable for all base rent as if such abatement was never granted. Notwithstanding the foregoing, Purchaser will, however, have the right to terminate the Agricultural Lease with respect to all or any portion of the Leased Premises upon delivery of 60 days’ advance written notice to Successor Tenant; upon expiration of such notice period, Successor Tenant will promptly vacate, peacefully yield possession and harvest/remove all growing vine crops from the portion of the Leased Premises required to be returned to Purchaser. At such time, Purchaser will reduce the total rent for the Leased Premises pro rata based on the square meters of the Leased Premises returned to Purchaser. In connection with the foregoing, the parties hereto agree that the documentation for the Agricultural Lease shall be structured to provide for the following: (x) GIPI and GIPI Shares Designee shall be jointly and severally liable with Successor Tenant for the payment and performance of the liabilities and obligations of Successor Tenant under the Agricultural Lease; and (y) in addition to all other rights and remedies of Purchaser, as the landlord, under the Agricultural Lease, (or at law or in equity) with respect to any monetary or other breach by Successor Tenant thereunder that results in Purchaser incurring or suffering Losses in connection with any such breach of or under the Agricultural Lease, then within five (5) Business Days after GIPI receives Purchaser’s written notice to GIPI and GIPI Shares Designee of such Losses (the “AL Payment Deadline”), GIPI or the GIPI Shares Designee shall pay to Purchaser in cash the amount of such Losses or if payment is not promptly made the Contingent Shares shall be automatically reduced by that number of Contingent Shares with a Market Value that is then equal to [Redacted] of all aggregate Losses so incurred or suffered by Purchaser (based on a share price equal to the Market Value of the shares at such time). The Parties further agree that, if the amount of Contingent Shares is insufficient for Purchaser to recover such Losses in the amount provided above, then Purchaser may reduce the dollar value of any Earnout Shares payable to GIPI or the GIPI Shares Designee to make Purchaser whole with respect to such Losses in the amount provided above. The Parties Further Agree solely as to the remedy of Purchaser to recover Losses under the foregoing Section 9.2(w) (but without limitation on any equitable, injunctive, evictive or interlocutory remedies of Purchaser), the application(s) contemplated above in reduction of AL Contingent Shares (to the extent GIPI or the GIPI Shares Designee elects not to pay such Losses), shall be Purchaser’s sole and exclusive remedy for the recovery of all such Losses incurred or suffered by Purchaser in connection with a breach by Successor Tenant of or under the Agricultural Lease, in each case other than to the extent incurred or suffered by reason of any act or omission of Successor Tenant, GIPI or GIPI Shares Designee that constitutes Fraud, gross negligence, felonious criminal conduct or willful misconduct. The rights and remedies of Purchaser, and the corresponding obligations and liabilities of GIPI and GIPI Shares Designee, under this Section 12.1.8 shall survive any termination or expiration of the Agricultural Lease. If any AL Contingent Shares remain after all outstanding obligations and liabilities of Successor Tenant, GIPI and GIPI Shares Designee under the Agricultural Lease shall have been fully performed and satisfied, then Mercer Park shall promptly cause such remaining AL Contingent Shares to be issued to GIPI or GIPI Shares Designee (or any other designee as instructed in writing by GIPI or GIPI Shares Designee), further subject to (1) with respect to Earnout Shares, the terms, restrictions and conditions of the Earnout Agreement; and (2) with respect to Contingent Shares, the terms, restrictions and conditions set forth in Sections 8.4 through 8.8, or Section 9.2, as applicable;

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12.1.9     Purchaser shall not have terminated the Definitive Property PSA pursuant to any of its rights thereunder (including, without limitation, termination rights arising by reason of the occurrence of any condemnation or casualty), and the CEFF Parties, as the seller, and Purchaser, as the buyer, are otherwise in a position to close the sale to Purchaser of the Real Property in accordance with the Definitive Property Agreements immediately after the closing of the transaction contemplated by the Definitive Option PSA;

12.1.10   All funds and instruments required under this Agreement to be delivered by GIPI to Purchaser or Escrow Holder on or prior to the Closing Date shall have been delivered in accordance with applicable provisions of this Agreement; and

12.1.11   As of the Closing Date, no material breach by GIPI of any covenant, representation or warranty of GIPI set forth in this the Camarillo Acquisition Agreement or this Agreement shall have occurred and remains uncured.

If less than all of the foregoing Purchaser Closing Conditions shall have been satisfied in the time and manner provided above, then Purchaser may elect, by written notice to GIPI and the CEFF Parties, to terminate this Agreement (the “Conditions Termination Notice”). This Agreement shall terminate concurrently with Purchaser’s delivery of the Conditions Termination Notice, in which event (i) each party hereto shall have no further liability or obligation to the other (other than any liabilities or obligations that, by the express terms of this letter, are provided to survive the termination of this Agreement), (ii) as a covenant that shall survive any termination of this Agreement pursuant to this Section 12.1.11, the Deposit shall be immediately returned to Purchaser to the extent that Purchaser is entitled to have the Deposit returned to Purchaser under the terms of the California Option Agreement, Property Escrow Agreement or Definitive Property PSA, and (iii) as an additional covenant that shall survive any termination of this Agreement pursuant to this paragraph, the Option Rights shall automatically be deemed quitclaimed by Purchaser back to GIPI without further action of the Parties. For the avoidance of doubt and notwithstanding anything to the contrary herein, in the event that the Closing does not occur by the Closing Date for any reason other than as a result of a breach by GIPI under the Camarillo Acquisition Agreement or this Agreement, unless such Closing Date is extended by mutual agreement of the Parties or the Parties are proceeding in good faith and diligently to close the transaction contemplated by this Agreement, the Option Rights shall automatically be deemed quitclaimed by Purchaser back to GIPI without further action of the Parties.

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12.2     GIPI Conditions to Closing. GIPI shall have no obligation to proceed with the Closing unless and until the following conditions precedent and contingencies have been satisfied (or waived in writing by GIPI):

12.2.1      All funds, Closing Shares and instruments required under this Agreement to be delivered by Purchaser to GIPI or Escrow Holder on or prior to the Closing Date shall have been delivered in accordance with applicable provisions of this Agreement; and

12.2.2     As of the Closing Date, no material breach by Purchaser of any covenant, representation or warranty of Purchaser set forth in this Agreement shall have occurred and remains uncured.

12.2.3    As of the Closing Date, Designee and Purchaser shall have entered into the Earnout Agreement, the Agricultural Lease and the Consulting Agreement.

13.	Default and Remedies.

13.1     DEFAULT (PURCHASER). IF PURCHASER FAILS TO COMPLETE PURCHASER’S PURCHASE OF THE OPTION RIGHTS IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT BY REASON OF ANY FAULT OR WILLFUL ACT OF PURCHASER IN MATERIAL BREACH OF THIS AGREEMENT, THEN AS GIPI’S SOLE AND EXCLUSIVE REMEDY, GIPI SHALL BE RELEASED FROM GIPI’S OBLIGATION TO SELL AND ASSIGN THE OPTION TO PURCHASER AND THE OPTION RIGHTS SHALL AUTOMATICALLY BE DEEMED QUITCLAIMED BY PURCHASER BACK TO GIPI WITHOUT FURTHER ACTION OF THE PARTIES, AND AS LIQUIDATED DAMAGES, GIPI SHALL BE (A) ENTITLED (PROVIDED PURCHASER IS NOT ENTITLED TO HAVE THE DEPOSIT RETURNED TO PURCHASER UNDER THE TERMS OF THE CALIFORNIA OPTION AGREEMENT, PROPERTY ESCROW AGREEMENT OR DEFINITIVE PROPERTY PSA) TO KEEP SUCH PORTION OF THE DEPOSIT AS GIPI IS ENTITLED TO KEEP PURSUANT TO THE LAST SENTENCE OF SECTION 2.3 OF THE CALIFORNIA OPTION AGREEMENT, AND (B) IF PURCHASER SUCCESSFULLY RECOVERS FROM THE CEFF PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE PROPERTY ESCROW AGREEMENT AND/OR DEFINITIVE PROPERTY PSA, WHETHER AT LAW OR EQUITY, AN AMOUNT GREATER THAN OR EQUAL TO [REDACTED] NET OF ITS RECOVERY COSTS, THEN GIPI SHALL BE ENTITLED TO A REIMBURSEMENT OF ALL OUT-OF-POCKET COSTS AND EXPENSES PAID OR INCURRED BY GIPI OR GIPI SHARES DESIGNEE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, UP TO A MAXIMUM REIMBURSEMENT OF [REDACTED]. SUCH LIQUIDATED DAMAGES SHALL BE DEEMED TO CONSTITUTE A REASONABLE ESTIMATE OF THE DAMAGES AND COSTS INCURRED BY GIPI AS A RESULT OF SUCH DEFAULT BY PURCHASER, IT BEING AGREED THAT GIPI’S ACTUAL DAMAGES WOULD BE DIFFICULT TO COMPUTE AND THAT SAID AMOUNT OF LIQUIDATED DAMAGES BEARS A REASONABLE RELATIONSHIP TO GIPI’S PROBABLE ACTUAL DAMAGES IN THE EVENT OF PURCHASER’S DEFAULT. THE REMEDIES SET FORTH IN THE FOREGOING PROVISIONS OF THIS SECTION 13.1 SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REMEDY OF GIPI AND SHALL BE IN LIEU OF ANY OTHER MONETARY RELIEF TO WHICH GIPI MIGHT OTHERWISE BE ENTITLED (EXCEPT THAT NOTHING IN THIS SECTION 13.1 SHALL LIMIT (I) THE INDEMNITY OBLIGATIONS OF PURCHASER EXPRESSLY SET FORTH ELSEWHERE IN THIS AGREEMENT, OR (II) THE OBLIGATIONS OF PURCHASER UNDER SECTION 14.4 HEREOF). PAYMENT OF THE SUMS DESCRIBED BY THE FOREGOING PROVISIONS OF THIS PARAGRAPH TO GIPI AS LIQUIDATED DAMAGES IS NOT INTENDED AS A FORFEITURE OR PENALTY WITHIN THE MEANING OF CALIFORNIA CIVIL CODE SECTIONS 3275 OR 3369, BUT INSTEAD, IS INTENDED TO CONSTITUTE LIQUIDATED DAMAGES TO GIPI PURSUANT TO SECTIONS 1671, 1675, 1676 AND 1677 OF THE CALIFORNIA CIVIL CODE.

GIPI’S INITIALS	PURCHASER’S INITIALS

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13.2      DEFAULT (GIPI). IF GIPI BREACHES, IN ANY MATERIAL RESPECT, ANY ONE OR MORE OF GIPI’S COVENANTS, REPRESENTATIONS OR WARRANTIES UNDER THIS AGREEMENT AND AS RESULT THEREOF, THE CLOSING FAILS TO OCCUR, THEN PURCHASER SHALL HAVE THE RIGHT TO CHOOSE AND EXERCISE, AS ITS SOLE AND EXCLUSIVE REMEDY, ONLY ONE OF THE FOLLOWING REMEDIES: (I) THE TERMINATION REMEDY (AS DEFINED BELOW) AND (II) THE SPECIFIC PERFORMANCE REMEDY (AS DEFINED BELOW). FOR THE AVOIDANCE OF DOUBT, IF PURCHASER EXERCISES THE TERMINATION REMEDY, THEN PURCHASER SHALL HAVE NO RIGHT TO EXERCISE THE SPECIFIC PERFORMANCE REMEDY, AND IF PURCHASER EXERCISES THE SPECIFIC PERFORMANCE REMEDY, THEN PURCHASER SHALL HAVE NO RIGHT TO EXERCISE THE TERMINATION REMEDY. “TERMINATION REMEDY” SHALL MEAN PURCHASER TERMINATING THIS AGREEMENT UPON WRITTEN NOTICE DELIVERED TO GIPI (OR AS PROVIDED BELOW), IN WHICH EVENT, THE DEPOSIT SHALL BE IMMEDIATELY RETURNED TO PURCHASER WITHOUT DEDUCTION, AND GIPI AND GIPI SHARES DESIGNEE SHALL, ON A JOINT AND SEVERAL BASIS, ALSO REIMBURSE PURCHASER IN CASH FOR ALL OUT-OF-POCKET COSTS AND EXPENSES PAID OR INCURRED BY PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, UP TO A MAXIMUM REIMBURSEMENT OF [REDACTED] (THE “GIPI REIMBURSEMENT OBLIGATION”). NOTWITHSTANDING THE FOREGOING, IF THE DEPOSIT IS NOT RETURNED TO PURCHASER WITHOUT DEDUCTION FOR ANY REASON (EXCEPT DUE TO PURCHASER'S BREACH THAT IS INDEPENDENT OF GIPI'S MATERIAL BREACH), GIPI AND GIPI SHARES DESIGNEE SHALL, ON A JOINT AND SEVERAL BASIS, ALSO PAY TO PURCHASER [REDACTED](THE “BREAK-UP FEE”) IN CASH AS LIQUIDATED DAMAGES, AND IN THE EVENT OF SUCH TERMINATION, THE PARTIES SHALL HAVE NO FURTHER OBLIGATION TO EACH OTHER UNDER THIS AGREEMENT EXCEPT FOR THOSE OBLIGATIONS HEREUNDER WHICH, BY THEIR TERMS, SURVIVE THE TERMINATION OF THIS AGREEMENT). IF PURCHASER EXERCISES THE TERMINATION REMEDY, THEN UPON PAYMENT OF THE GIPI REIMBURSEMENT OBLIGATION (AND THE BREAK-UP FEE TO THE EXTENT PURCHASER DOES NOT RECEIVE THE DEPOSIT WITHOUT DEDUCTION FOR ANY REASON), THE OPTION RIGHTS SHALL AUTOMATICALLY BE DEEMED QUITCLAIMED BY PURCHASER BACK TO GIPI WITHOUT FURTHER ACTION OF THE PARTIES. “SPECIFIC PERFORMANCE REMEDY” SHALL MEAN THAT, PROVIDED PURCHASER IS READY, WILLING AND ABLE TO PROCEED WITH THE CLOSING IN ACCORDANCE WITH THIS AGREEMENT, PURCHASER ELECTION TO KEEP THIS AGREEMENT IN FULL FORCE AND EFFECT AND TO PURSUE AN ACTION FOR SPECIFIC PERFORMANCE AGAINST GIPI BY FILING A SUIT FOR SPECIFIC PERFORMANCE IN A COURT OF COMPETENT JURISDICTION NO LATER THAN THE DATE THAT IS SIXTY (60) DAYS AFTER THE CLOSING WAS TO HAVE OCCURRED UNDER THIS AGREEMENT. FAILURE BY PURCHASER TO TIMELY AND VALIDLY FILE SUCH ACTION FOR SPECIFIC PERFORMANCE SHALL B EEMED PURCHASER’S ELECTION TO EXERCISE THE TERMINATION REMEDY. GIPI AND PURCHASER FURTHER ACKNOWLEDGE AND AGREE THAT THE BREAK-UP FEE, AS APPLICABLE, SHALL BE DEEMED TO CONSTITUTE A REASONABLE ESTIMATE OF THE DAMAGES INCURRED BY PURCHASER AS A RESULT OF SUCH DEFAULT BY GIPI, IT BEING AGREED THAT PURCHASER’S ACTUAL DAMAGES WOULD BE DIFFICULT TO COMPUTE AND THAT SAID AMOUNT OF LIQUIDATED DAMAGES BEARS A REASONABLE RELATIONSHIP TO PURCHASER’S PROBABLE ACTUAL DAMAGES IN THE EVENT OF GIPI’S DEFAULT. PAYMENT OF THE BREAK-UP FEE, AS APPLICABLE, PURSUANT TO THE FOREGOING PROVISIONS OF THIS PARAGRAPH TO PURCHASER AS LIQUIDATED DAMAGES IS NOT INTENDED AS A FORFEITURE OR PENALTY WITHIN THE MEANING OF CALIFORNIA CIVIL CODE SECTIONS 3275 OR 3369, BUT INSTEAD, IS INTENDED TO CONSTITUTE LIQUIDATED DAMAGES TO PURCHASER PURSUANT TO SECTIONS 1671, 1675, 1676 AND 1677 OF THE CALIFORNIA CIVIL CODE. NOTWITHSTANDING THE FOREGOING OR ANYTHING IN THIS AGREEMENT THAT MAY BE CONSTRUED TO THE CONTRARY: (X) IF THE NATURE OF GIPI’S BREACH OR DEFAULT IS IN THE NATURE OF FRAUD, GROSS NEGLIGENCE, CRIMINAL CONDUCT OR WILLFUL MISCONDUCT, THEN PURCHASER SHALL HAVE ALL RIGHTS AND REMEDIES AT LAW OR IN EQUITY, INCLUDING THE RIGHT TO PURSUE DAMAGES, INCLUDING, WITHOUT LIMITATION, PUNITIVE OR EXEMPLARY DAMAGES; AND (Y) NOTHING IN THIS SECTION 13.2 SHALL LIMIT GIPI’S OR GIPI SHARE DESIGNEE’S LIABILITIES UNDER SECTION 14.1 OR SECTION 14.4 OF THIS AGREEMENT, OR THE INDEMNITY OBLIGATIONS OF GIPI OR GIPI SHARES DESIGNEE EXPRESSLY SET FORTH ELSEWHERE IN THIS AGREEMENT, PROVIDED THAT PURCHASER’S RECOVERY UNDER THIS CLAUSE (Y) SHALL BE SUBJECT IN ALL CASES TO THE SECTION 8.4 CAP AND THE SECTION 9.2 CAP TO THE EXTENT APPLICABLE PURSUANT TO, RESPECTIVELY, SECTION 8.4 AND SECTION 9.2 OF THIS AGREEMENT.

GIPI’S INITIALS	PURCHASER’S INITIALS

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13.3     Survival. The provisions of this Section 13 shall survive the termination of this Agreement.

14.      Miscellaneous. The provisions of this Section 14 shall survive the Closing or any termination of this Agreement.

14.1      Broker’s Commissions. Each Party shall be responsible for the payment of all brokerage commissions that now or may hereafter become due and payable in connection with the Transactions, if any, based on any arrangement or agreement made by on or behalf of such Party.

14.2      Further Assurances. Each of the Parties shall execute such other and further documents and do such further acts as may be reasonably required to effectuate the intent of the parties and carry out the terms of this Agreement or the Definitive Property PSA.

14.3      Waiver, Consent and Remedies. Either Party may specifically and expressly waive in writing any portion of this Agreement or any breach thereof, but no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. A waiving party may at any time thereafter require further compliance by the other with any provision previously waived or breached. The consent by one party to any act by the other for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or any similar acts in the future. No waiver or consent shall be implied from silence or any failure or any party to act, except as otherwise specified in the Agreement. Unless otherwise set forth herein, all rights and remedies contained in this Agreement shall be cumulative and no one of them shall be exclusive of any other.

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14.4         Attorneys’ Fees. If GIPI, GIPI Shares Designee or Purchaser brings any suit or other proceeding, including an arbitration proceeding, against any of the others with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys’ fees, expenses and costs actually incurred. The foregoing includes reasonable attorneys’ fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right of indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes.

14.5         Notices. Any communications between or among the parties hereto or regular notices provided herein to be given shall be given to the following addresses:

To Purchaser:	With a copy to:
GH Camarillo LLC	Venable LLP
Attn: Kyle D. Kazan	Attn: Matthew A. Portnoff, Esq.
3645 Long Beach Boulevard	2049 Century Park East, Suite 2300
Long Beach, California 90807	Los Angeles, California 90064
Email: [Redacted]	Email: [Redacted]

To GIPI:	With a copy to:
Glass Investments Projects, Inc.	Nevers, Palazzo, Packard, Wildermuth
Attn: Jeanette Lombardo	& Wynner, PC
[Redacted]Email: [Redacted]	Attn: Kevin A. Shaw, Esq.
31248 Oak Crest Drive, Suite 200
Westlake Village, CA 91361
Email: [Redacted]

Any notice that is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, a party hereto may send notices by electronic mail (along with notice sent by another form of permitted delivery hereunder), or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by electronic mail shall be effective upon confirmation by recipient of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the appropriate party hereto at its address specified above as set forth in the courier’s delivery receipt. A party hereto may, by notice to the other parties from time to time in the manner herein provided, specify a different address for notice purposes.

14.6         Entire Agreement; No recording. This Agreement and the documents contemplated herein constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof, and the final, complete and exclusive expression of the terms and conditions hereof. All prior agreements, including the Camarillo Acquisition Agreement, representations, negotiations and understandings of the Parties, oral or written, express or implied, are hereby superseded and are null and void. This Agreement shall not be recorded unless the prior written consent of GIPI and the CEFF Parties is obtained, which consent GIPI or the CEFF Parties may withhold in each or GIPI’s or the CEFF Parties’ sole discretion; provided, however, that if Purchaser notifies GIPI and the CEFF Parties that Purchaser desires to record a memorandum of this Agreement, then within a reasonable period of time after the Effective Date, Purchaser and GIPI shall execute and cause, or cause the CEFF Parties to cause, the recordation of a short memorandum of this Agreement, in form and substance reasonably acceptable to GIPI and the CEFF Parties.

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14.7         Governing Law; Venue. The validity, construction and operational effect of this Agreement shall be governed by the laws of the State of California, without regard to California’s choice of law rules or principles. Any dispute or claim arising under or related to this letter will be exclusively brought in the state or federal courts situated in Los Angeles County, California, and the parties expressly submit to the jurisdiction thereof and to venue therein.

14.8         Invalidity of Provision. If any portion of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

14.9         Amendments. This Agreement may be amended only by written agreement signed by both of the Parties.

14.10       Counterparts. This Agreement may be executed in several counterparts and all such executed counterparts shall constitute one agreement, binding on all of the Parties, notwithstanding that all of the Parties are not signatories to the original or to the same counterpart. This Agreement shall not be binding unless and until all Parties have executed the Agreement.

14.11       Successors and Assigns. Subject to Section 14.12 below, this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

14.12       Assignment. Purchaser shall not directly or indirectly, in whole or in part, assign, transfer, pledge, delegate, encumber or hypothecate its rights, interests, claims or obligations under this Agreement without GIPI’s prior written consent. Notwithstanding the foregoing, Purchaser shall have the right, without GIPI’s consent, to assign all of Purchaser’s right, title and interest in and to this Agreement to any entity that GH/MPBAC directly or indirectly controls, is controlled by or is under common control with GH/MPBAC (a “GH/MPBAC Affiliate”). No assignment or other transfer by Purchaser shall be effective unless and until (a) No later than ten (10) days prior to the Closing, Purchaser shall have delivered written notice to GIPI of Purchaser’s intent to enter into assignment or transfer to a GH/MPBAC Affiliate; (b) Purchaser shall have delivered to GIPI a written agreement fully executed by Purchaser and such GH/MPBAC Affiliate by which Purchaser unconditionally assigns to such assignee all of Purchaser’s rights and interests in and to this Agreement, and any amendments thereto, such assignee presently and unconditionally assumes all of Purchaser’s duties, obligations and liabilities under this Agreement, and any amendments thereto; and Purchaser unconditionally acknowledges and agrees in such agreement that such assignment shall not release Purchaser from its obligations under this Agreement.

14.13       Relationship of Parties. GIPI and Purchaser shall not, by virtue of this Agreement, in any way or for any reason be deemed to have become a partner of the other in the conduct of its business or otherwise, or a joint venturer. In addition, by virtue of this Agreement there shall not be deemed to have occurred a merger or any joint enterprise between GIPI and Purchaser.

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14.14	Confidentiality.

14.14.1    In the absence of a termination or expiration (each, an “NDA Sunset”) in accordance with the express provisions of that certain Mutual Non-Disclosure Agreement, executed in or about January 2021, among GIPI, Glass House and Mercer Park with respect to confidentiality, non-disclosure, non-solicitation and other matters as provided therein (the “Confidentiality Agreement”), each of GIPI, Glass House and Mercer Park shall remain bound by the Confidentiality Agreement. GIPI shall cause Designee (who is not a party to the Confidentiality Agreement) to agree to be bound by the Confidentiality Agreement as if the Designee executed it.

14.14.2    As covenants that shall survive any termination of this Agreement or the Definitive Property PSA and until the occurrence of an NDA Sunset, each of the parties hereto will (and in the case of Designee, GIPI shall cause Designee to) keep the existence and contents of this Agreement and the Definitive Agreements strictly confidential except for disclosures required to be made to each respective party’s professional advisors, officers, shareholders, directors, and other representatives, or required disclosures pursuant to applicable stock exchange or regulatory requirements. In the event that either GIPI or Purchaser becomes legally compelled to disclose any of the terms and conditions of this Agreement (the “Compelled Party”), the Compelled Party and its representatives shall provide the other Party with prompt prior written notice of such requirements so that such Party may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this statement of confidentiality.

14.15       Headings. Headings at the beginning of each paragraph and subparagraph are solely for the convenience of the Parties and are not a part of this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine and vice versa. This Agreement shall not be construed as if it had been prepared by one of the Parties, but rather as if both Parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. All exhibits referred to in this Agreement are attached hereto and incorporated by this reference.

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IN WITNESS WHEREOF, GIPI and Purchaser have executed this Agreement as of the date first above written.

GIPI:	Purchaser:

GLASS INVESTMENTS	GH CAMARILLO LLC,
PROJECTS, INC.,	a Delaware limited liability company
a Delaware corporation	By: (signed) “Kyle Kazan”

By: (signed) “Jeanette Lombardo”	Name: Kyle D. Kazan
Name: Jeanette Lombardo	Title: Authorized Signatory
Title: Chief Executive Officer

Mercer Park hereby executes this Agreement for the purpose of being bound solely by the provisions of Sections 5.1, 5.2, 5.3. 5.4, 5.5, the last paragraph of Section 7.1, 7.3 (including Schedule 7.3) , 8.6, 8.8, 8.9, 9.2, 11, 12.1.6, 12.1.8, 12.2.1and 14.14 of this Agreement, it being acknowledged and agreed, however, that the obligations of Mercer Park under Sections 5.1, 5.2, 5.3. 5.4, 5.5, the last paragraph of Section 7.1, 7.3, 8.6, 8.8, 9.2, 11, 12.1.6, 12.1.8, 12.2.1 and 14.14 of this Agreement shall be subject to, and contingent upon, (i) the closing of the transaction contemplated by that certain Agreement and Plan of Merger to be entered into among Glass House, Mercer Park and certain additional third-parties prior to Closing, and (ii) the satisfaction of all conditions to Closing in favor of Purchaser and which are set forth in this Agreement or in any other Definitive Agreement or, to the extent any such conditions are unsatisfied, the waiver thereof as Mercer Park may hereafter elect to make (or not make) in its sole and absolute discretion.

MERCER PARK:

MERCER PARK BRAND ACQUISITION CORP,
a British Columbia corporation

By:	(signed) Louis Karger
Name:	Louis Karger
Title:	Chief Executive Officer

GIPI SHARES DESIGNEE:

GIPI Shares Designee hereby executes this Agreement for the sole purpose of being bound by the following provisions of this Agreement: (i) Section 5.1; (ii) Section 5.2; (iii) Sections 8.4, 8.5, 8.6, 8.7 and 8.9; (iv) Section 9.2; (v) Section 12.1.8; (vi) Section 13.2; and (vii) Section 14.4.

HOUWELING’S CAMARILLO, INC.,
a Delaware corporation

By:	(signed) “Cornelius Houweling”
Name:	Cornelius Houweling
Title:	Authorized Signatory

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REDACTED

JOINDER BY ESCROW HOLDER

[Redacted]

REDACTED

Exhibit A

Legal Description of Real Property

[Redacted]

Exhibit A

REDACTED

Exhibit B

Conditional Option Assignment

CONDITIONAL ASSIGNMENT OF OPTION AGREEMENT

THIS CONDITIONAL ASSIGNMENT OF OPTION AGREEMENT (“Assignment”) is made effective as of _________________, 2021, by and between GLASS INVESTMENTS PROJECTS, INC., a Delaware corporation (“Assignor”), and GH CAMARILLO LLC, a Delaware limited liability company (“Assignee”). Assignor and Assignee are sometimes referred to herein, collectively, as the “Parties”.

RECITALS

A.           CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”) and CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “Optionor”) and Assignor, as optionee, are parties to that certain Option Agreement (California Option Assets), dated December 28, 2018, as may thereafter have been amended, the “Option Agreement”).

B.            Pursuant to the Option Agreement, Optionor granted to Assignor the option (the “Option”) to buy from Optionor that certain real property and related improvements more commonly known as “645 Laguna Road” and located in the City of Camarillo, County of Ventura, State of California (as more particularly described in the Option Agreement, the “Property”).

C.            Before the date hereof, GH GROUP, INC., a Delaware corporation (“Glass House”) and MERCER PARK BRAND ACQUISITION CORP., a British Columbia corporation (“Mercer Park”, and together with Glass House, “GH/MPBAC”) and Assignor entered into that certain letter agreement made as of February 13, 2021 (as may thereafter have been amended, the “Camarillo Acquisition Agreement”), pursuant to which, among other things, Assignor agreed to sell the Option to GH/MPBAC or Assignee.

D.            As required by the Camarillo Acquisition Agreement, the Parties desire to enter into this Assignment to, among other things, conditionally assign all of Assignor’s rights and interests in the Option Agreement to Assignee, all upon the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.             Assignment of Option Agreement. Subject to the terms and conditions of the Camarillo Acquisition Agreement and this Assignment, Assignor hereby assigns and transfers to Assignee all of Assignor’s rights, title, claims and interests in and to (i) the Option and the Option Agreement, and (ii) all earnest money deposits and other sums paid or deposited into escrow or to Optionor by (or on behalf of) Assignor in connection with the Option Agreement.

2.             Conditional Nature of Assignment. The Parties acknowledge and agree, however, that the assignment evidenced by Section 1 of this Assignment is conditional because the Camarillo Acquisition Agreement provides for certain conditions precedent to Assignee’s and Assignor's obligation to proceed with the closing of Assignee’s acquisition of the Option (collectively, the “Conditions Precedent”) and, accordingly, shall be held by Assignee subject to the other terms and conditions set forth in the Camarillo Acquisition Agreement or the Definitive Option PSA (as defined in the Camarillo Acquisition Agreement), as the case may be, including, without limitation, the terms relating to the Conditions Precedent. Notwithstanding the conditional nature of the assignment evidenced by Section 1 of this Assignment, Assignor nevertheless agrees that, unless Assignee hereafter terminates the Camarillo Acquisition Agreement or Definitive Option PSA in connection with the non-satisfaction of any of the Assignee Conditions Precedent or the Assignor terminates the Camarillo Acquisition Agreement as a result of Assignee's breach or the Camarillo Acquisition Agreement (or the transactions contemplated thereby) not closing by August 20, 2021, only Assignee may exercise the rights of the optionee under the Option Agreement.

Exhibit B

3.            Assignor’s Representations and Warranties. Assignor represents and warrants to Assignee that: (a) a true, correct and complete copy of the Option Agreement has been provided to Assignee and is hereby attached hereto as Exhibit A; (b) Assignor has not assigned, or granted any security interest in, any portion of Assignor’s rights, title or interests in the Option Agreement; (c) Assignor’s interests in the Option Agreement are not subject to any lien, encumbrance, claim, set-off or deduction; (d) Assignor has not received any written notice from Optionor that Assignor is in default under the Option Agreement and, to Assignor’s knowledge, no event has occurred that with notice or lapse of time or both would constitute a default by Assignor under the Option Agreement; and (e) the Option Agreement is in full force and effect and has not been amended or modified.

4.            Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of California without regard to California’s conflicts of law principles.

5.            Counterparts. This Assignment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all of which together shall constitute but one and the same instrument.

Exhibit B

IN WITNESS WHEREOF, Assignor and Assignee have signed and delivered this Assignment as of the date first written above.

Assignor:

GLASS INVESTMENTS PROJECTS, INC.,
a Delaware corporation

By:
Name:
Title:

Assignee:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name:
Title:

Attachment:

[Exhibit A – Copy of Option Agreement]

Exhibit B

REDACTED

Exhibit C

Assignment of Option Agreement

ASSIGNMENT AND ASSUMPTION OF OPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION OF OPTION AGREEMENT (“Assignment”) is made effective as of _________________, 2021, by and between GLASS INVESTMENTS PROJECTS, INC., a Delaware corporation (“Assignor”), and GH CAMARILLO LLC, a Delaware limited liability company (“Assignee”). Assignor and Assignee are sometimes referred to herein, collectively, as the “Parties”.

RECITALS

A.           CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”) and CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “Optionor”) and Assignor, as optionee, are parties to that certain Option Agreement (California Option Assets), dated December 28, 2018 (the “Original Option Agreement”), as amended by (i) a First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, and (ii) a Second Amendment to Option Agreement (California Option Assets), dated effective February 20, 2021 (the “Second Amendment”). The Original Option Agreement, as amended by the First Amendment and Second Amendment, is herein referred to as the “Option Agreement”).

B.            Pursuant to the Option Agreement, Optionor granted to Assignor the option to buy from Optionor that certain real property and related improvements more commonly known as “645 Laguna Road” and located in the City of Camarillo, County of Ventura, State of California (as more particularly described in the Option Agreement, the “Property”).

C.            Before the date hereof, Assignor and Assignee entered into that certain Agreement to Assign an Option to Acquire Real Estate made effective as of February 20, 2021 (“Definitive Option PSA”), pursuant to which, among other things, Assignor agreed to sell the Option to Assignee.

D.            As required by the Definitive Option PSA, the Parties desire to enter into this Assignment to, among other things, assign all of Assignor’s rights and interests in the Option Agreement to Assignee and to evidence Assignee’s assumption of Assignor’s obligations and liabilities under the Option Agreement, all upon the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.             Assignment of Option Agreement. Assignor hereby assigns and transfers to Assignee all of Assignor’s rights, title, claims and interests in and to (i) the Option and the Option Agreement, and (ii) all earnest money deposits and other sums paid or deposited into escrow or to Optionor by (or on behalf of) Assignor in connection with the Option Agreement.

2.             Assumption. Subject to the terms of this Assignment, Assignee hereby acknowledges and agrees to all of the terms of the Option Agreement and accepts the foregoing assignment, and assumes and agrees to perform all obligations of Assignor under the Option Agreement to the extent of obligations accruing on or after the date of this Assignment.

Exhibit C

3.            Assignor’s Representations and Warranties. Assignor represents and warrants to Assignee that: (a) a true, correct and complete copy of the Option Agreement has been provided to Assignee and is hereby attached hereto as Exhibit A; (b) Assignor has not assigned, or granted any security interest in, any portion of Assignor’s rights, title or interests in the Option Agreement; (c) Assignor’s interests in the Option Agreement are not subject to any lien, encumbrance, claim, set-off or deduction; (d) Assignor has not received any written notice from Optionor that Assignor is in default under the Option Agreement and, to Assignor’s knowledge, no event has occurred that with notice or lapse of time or both would constitute a default by Assignor under the Option Agreement; and (e) the Option Agreement is in full force and effect and has not been amended or modified.

4.            Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of California without regard to California’s conflicts of law principles.

5.            Counterparts. This Assignment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all of which together shall constitute but one and the same instrument.

Exhibit C

IN WITNESS WHEREOF, Assignor and Assignee have signed and delivered this Assignment as of the date first written above.

Assignor:

GLASS INVESTMENTS PROJECTS, INC.,
a Delaware corporation

By:
Name:
Title:

Assignee:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name:
Title:

Attachment:
[Exhibit A – Copy of Option Agreement]

Exhibit C

REDACTED

Exhibit D

Form of Earnout Agreement

(To be attached)

Exhibit D

REDACTED

Exhibit E

Conceptual Plans for Improvements (Cannabis Operation)

•       [Redacted]

Exhibit E

REDACTED

Exhibit F

Consulting Agreement

(To be attached)

Exhibit F

REDACTED

Schedule 7.3

Mercer Park Representations

1.            Mercer Park is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, Canada, and is duly qualified to conduct business in the Province of British Columbia, Canada.

2.            Mercer Park has the requisite power and authority to enter into and carry out the terms and conditions of all agreements and instruments to be signed by it as part of the Closing (collectively with this Agreement, the “Mercer Park Agreements”). The execution of the Mercer Park Agreements, or the performance by Mercer Park of its obligations under the Mercer Park Agreements will not result in any breach or violation of the terms of any Law or of any decree, judgment or order now in effect from any court or governmental agency. There are no consents, waivers, authorizations or approvals from any third party necessary to be obtained by Mercer Park in order to carry out the transactions contemplated by the Mercer Park Agreements, which have not been duly obtained. The execution and delivery of the Mercer Park Agreements and performance by Mercer Park of its obligations under the Mercer Park Agreements will not conflict with or result in a breach or default (or constitute an event which, with the giving of notice or the passage of time, or both, would constitute a default) under any instrument to which Mercer Park is a party or by which Mercer Park or any of its assets may be bound.

3.            The Mercer Park Agreements are valid and binding obligations of Mercer Park, enforceable against Mercer Park in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the rights of creditors generally.

4.            Mercer Park is not named on OFAC’s List and Mercer Park is in compliance with the regulations of OFAC (including those named on OFAC’s List) and any statute, executive order or other governmental action relating thereto. Mercer Park is not a target of Sanctions and shall not directly or indirectly transfer any of its interest in this Agreement to a target of Sanctions. Mercer Park is not in violation of AML Laws or Anti-Corruption Laws.

5.            Mercer Park is not a party to any pending or, to Mercer Park’s actual knowledge, any threatened action, suit, proceeding or investigation, at law or in equity or otherwise, in, for or by any court or governmental board, commission, agency, department or officer that if adversely decided against Mercer Park would, in any material respect, adversely affect Mercer Park’s ability to perform its obligations under the Mercer Park Agreements.

6.            Except for any U.S. federal laws that make the use, sale or distribution of cannabis illegal, Mercer Park is in compliance in all material respects with all Laws applicable to its respective businesses or operations, including, without limitation, all applicable federal and state laws and regulations (or the equivalent in any non-United States jurisdiction).

7.            The financial statements and notes contained or incorporated by reference in the reports filed by Mercer Park on SEDAR prior to the date hereof fairly present, in all material respects, the financial condition and results of operations of Mercer Park as at the respective dates of, and for the periods referred to in, such financial statements applied on a consistent basis throughout the periods indicated.

8.            The authorized capital stock of Mercer Park currently consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Restricted Voting Shares and an unlimited number of Limited Voting Shares (all three of which are automatically inter-convertible based on (i) the US residency of the beneficial owner of such shares, and (ii) the foreign private issuer status of Mercer Park at the applicable time, and trade as if they were a single class of shares), an unlimited number of Multiple Voting Shares (which are of nominal value, redeemable in certain circumstances, have limited transferability and carry 50 votes per share), and an unlimited number of preferred shares, issuable in one or more series (none of which are issued as of the Closing).

Schedule 7.3

9. There are currently (i) an aggregate of [___________] Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares issued and outstanding, and (ii) [____________] Multiple Voting Shares issued and outstanding. In addition, there are currently [_____________] warrants issued and outstanding, each representing the right to acquire one Subordinate Voting Share, Restricted Voting Share or Limited Voting Share, as applicable, for $11.50.1

******

1 NTD: To be completed by Mercer Park at Closing.

Schedule 7.3

REDACTED

Schedule 8.4

[Redacted]

Schedule 8.3

REDACTED

Schedule 8.5

Binding Arbitration Procedures

The arbitration proceeding shall take place in Los Angeles County, California (or such other location as may be agreed upon by the Parties), in accordance with the following:

(a)           The Party initiating arbitration shall give a written notice (the “Arbitration Notice”) to the other party of its intention to commence arbitration under this Schedule 8.5. The Arbitration Notice shall include the designation of an arbitrator chosen by the initiating Party, which arbitrator must satisfy the following qualifications: (i) the arbitrator must be a retired judge or a professional mediator or arbitrator who is then active (and has at least ten years’ experience) with disputes relating to large-scale commercial and/or agricultural properties; (ii) the arbitrator must have substantial expertise in the arbitration of disputes relating to real estate and/or cannabis operations; and (iii) neither the arbitrator nor any firm or entity with whom such arbitrator is then-affiliated with (including as an employee or independent contractor) shall be in the employ of any Party, its constituent members, owners or affiliates, nor shall any arbitrator have accepted compensation from any such persons or entities, for a five (5) year period prior to the institution of such arbitration proceeding (collectively, the “Required Qualifications”);

(b)          Within ten (10) Business Days after delivery of the Arbitration Notice, the other Party shall designate an arbitrator of its choosing who possesses the Required Qualifications and shall so notify the initiating Party;

(c)           Within ten (10) Business Days after the second arbitrator has been so designated, the two arbitrators shall select a third arbitrator who possesses the Required Qualifications and the arbitration shall be conducted and decided by the third arbitrator (such third arbitrator is referred to as the “Deciding Arbitrator”). If the two arbitrators are unable to choose a Deciding Arbitrator within such ten (10) Business day period, either Party may seek such designation from the then General Manager of JAMS for its Los Angeles, California office. If, after a Party delivers an Arbitration Notice, the other Party fails to timely designate an arbitrator pursuant to subparagraph (b) of this Schedule 8.5, then the arbitrator designated in the Arbitration Notice shall be deemed to be the Deciding Arbitrator;

(d)          The Parties and the Deciding Arbitrator shall use their mutual diligent efforts to cause the arbitration to be conducted and a decision rendered within 30 days after the selection or deemed designation of the Deciding Arbitrator. The Deciding Arbitrator shall conduct the arbitration generally in accordance with the JAMS Streamlined Arbitration Rules and Procedures then in effect, with such modifications thereof as he or she may deem appropriate. Without limiting the generality of the foregoing, the Deciding Arbitrator may afford the Parties the opportunity to conduct discovery in accordance with such rules and limitations as the Deciding Arbitrator may prescribe;

(e)           Each Party shall be responsible for the payment of fifty percent (50%) of all reasonable fees, costs and expenses arising from, or incurred in connection with, the process provided for in this Schedule 8.5 (collectively, “Arbitration Costs”), subject to Section 14.4 of this Agreement; and

(f)           The award and all other decisions of the Deciding Arbitrator shall be final and binding upon the Parties and GIPI Shares Designee.

Schedule 8.5

In the event an Arbitration Notice is given, the only issues to be determined by the Deciding Arbitrator shall be limited to whether there exist any Section 8.5 Demanded Amounts for which a Party validly submitted to alternative resolution pursuant to Section 8.4(B) of this Agreement and, if so, the amount of such Section 8.5 Demanded Amounts and the respective obligations of the Parties and GIPI Shares Designee pursuant to Sections 8.4 through 8.8 with respect to the payment of such Section 8.5 Demanded Amounts. Other than as set forth in this Schedule 8.5, the Deciding Arbitrator shall have no authority to award any legal or equitable relief (including monetary damages). Disputes under provisions of this Agreement other than as set forth in this Schedule 8.5 shall not be resolved by arbitration unless the Parties otherwise agree, except that the Deciding Arbitrator shall have the authority to determine issues under other provisions of this Agreement to the extent necessary to resolve a dispute covered by this Schedule 8.5. The Parties reserve their right to a trial by a court of law or equity of any claim for legal or equitable relief as a consequence of any matter covered by this Schedule 8.5, although in any such trial the decision of the Deciding Arbitrator shall be binding with respect to the issues determined by him or her. The provisions of this Schedule 8.5 shall survive the Closing.

********

Schedule 8.5

REDACTED

Schedule 11.2

[Redacted]

Schedule 11.2